


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05003948

February 8, 2005

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2005

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated February 3, 2005 concerning the shareholder proposal submitted by the Sisters of St. Joseph of Carondelet, Albany Province; the Adrian Dominican Sisters; the Sisters of St. Dominic of Caldwell, New Jersey; the General Board of Pension and Health Benefits of the United Methodist Church; the Camilla Madden Charitable Trust; the Sisters of Charity of Saint Elizabeth; the Missionary Oblates of Mary Immaculate; the Wisdom Charitable Trust; the Dominican Sisters of Sparkill, New York; the Maryknoll Sisters of St. Dominic, Inc.; and the School Sisters of Notre Dame Cooperative Investment Fund for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Citigroup therefore withdraws its December 22, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
FEB - 9 2005
1086

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Missionary Oblates of Mary Immaculate and co-proponents
c/o Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel. (212) 793-7396
Fax (212) 793-7600

December 22, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Dominican Sisters of Sparkill, New York, Sisters of Charity of Saint Elizabeth, Sisters of St. Dominic of Caldwell, Missionary Oblates of Mary Immaculate, Camilla Madden Charitable Trust, Adrian Dominican Sisters, Wisdom Charitable Trust, Maryknoll Sisters, School Sisters of Notre Dame Cooperative Investment Fund, General Board of Pension and Health Benefits of the United Methodist Church, Sisters of St. Joseph of Carondelet, Albany Province ("Proponents")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponents for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 19, 2005. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7) and Rule 14a8(i)(10), promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy "if the proposal deals with a matter relating to the company's ordinary business operations."

Rule 14a-8(i)(10) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy "if the company has already substantially implemented the proposal."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponents of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 10, 2005. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosures

cc: Proponents

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Dominican Sisters of Sparkill, New York, Sisters of Charity of Saint Elizabeth, Sisters of St. Dominic of Caldwell, Missionary Oblates of Mary Immaculate, Camilla Madden Charitable Trust, Adrian Dominican Sisters, Wisdom Charitable Trust, Maryknoll Sisters of St. Dominic, School Sisters of Notre Dame Cooperative Investment Fund, General Board of Pension and Health Benefits of the United Methodist Church, and Sisters of St. Joseph of Carondelet, Albany Province (the "Proponents") for inclusion in its proxy statement and form of proxy (together, the "2005 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 19, 2005.

The Proposal requests that the Board of Directors "develop policies to provide shareholders with the appropriate level of disclosure of the collateral for over-the-counter derivatives, via the corporate website and a report to shareholders." In particular, the supporting statement requests information pertaining to the Company's (i) collateral management policy toward its OTC derivative counterparties; (ii) credit ratings of the Company's OTC derivative counterparties and the amount of exposure; (iii) the value at risk from changes in interest rates, exchange rates, equity prices and energy and other commodity prices; and (iv) credit derivatives exposure that augments current disclosure requirements by breaking down counterparty by credit rating and industry sector – for both notional and gross market values of contracts where a Citigroup bank subsidiary is the guarantor and the beneficiary.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(10) provides that a proposal may be omitted "if the company has already substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE IT REQUESTS ADDITIONAL REPORTS TO STOCKHOLDERS ON ORDINARY BUSINESS MATTERS PERTAINING TO RISK MANAGEMENT AND SEEKS TO PRESCRIBE THE CONTENTS OF SUCH ADDITIONAL DISCLOSURE, EACH OF WHICH IS A MATTER THAT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Decisions Related to the Scope of Disclosure On Ordinary Business Matters Are Core Management Functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure by companies in order to allow stockholders and potential investors to evaluate the Company based on ample and relevant information, including risks. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company prepare a report to stockholders and disclose on the Company's website certain prescribed pertaining to Over-the-Counter Derivatives instruments, which are tools employed by the Company in its ordinary business operations. These instruments are important financial management tools to lower funding costs and manage risks associated with business activities and financial assets. Decisions as to what constitutes appropriate disclosure concerning derivative instruments are fundamental management decisions and relate to the Company's ordinary business operations.

Global risk management falls squarely within the Company's ordinary business operations. Indeed, pages 71 to 86 of the 2003 Citigroup Annual Report, annexed hereto as Exhibit B, as well as the Citigroup Call Report on Form FRY-9C filed with the Federal Reserve Board, annexed as Exhibit C, and available on the Company's website, are dedicated to it. Moreover, disclosures on pages 78, 79, 80 and 84 of Exhibit B and page 10 of Exhibit C include most items requested in the Proposal. Management, in the exercise of its ordinary business judgment, has determined that the nature and extent of these disclosures are appropriate.

The Proposal is very similar to a spate of other proposals that the Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7), because they requested supplemental reports to stockholders on ordinary business matters, such as risk management.

In Newmont Mining Corporation (February 4, 2004), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities. Similarly, in The Chubb Corporation (January 25, 2004), the Staff declined to recommend enforcement action against a company that omitted a stockholder proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses pursuant to Rule 14a-8(i)(7). See also The Mead Corporation (January 31, 2001) (proposal requesting a report on liability protection methodology and risk evaluation omitted under Rule 14a-8(i)(7) and Staff stated, "We note in particular that the proposal appears to focus on Mead's liability methodology and evaluation of risk.")

The Proposal requests additional disclosure related to the Company's management of risk, a core management function that has been consistently deemed ordinary business under Rule 14a-8(i)(7). In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission explained the policy underlying the ordinary business exclusion by stating, in part: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Because risk management instruments are embedded in the constructs of a broad segment of the day-to-day transactions of a multi-national banking company, such as Citigroup, it is a core management function and any decisions related to disclosure in this area falls squarely within the Company's ordinary business operations.

There is an analogous spate of no-action letters regarding proposals requesting additional disclosures in annual reports related to ordinary business matters. In NiSource, Inc. (March 10, 2003), the Staff declined to recommend enforcement action against a company that omitted a

2003), the Staff declined to recommend enforcement action against a company that omitted a stockholder proposal pursuant to Rule 14a-8(i)(7), requesting that the company expand its financial disclosures in its annual report to include the gross revenue and net income statements of unregulated subsidiaries. Similarly, in General Electric Company (January 21, 2003), a proposal requesting additional disclosures in the annual report specifying all of the company's businesses, their gross earnings, profits and losses, and assets and liabilities, as well as major investment activities and risks of these businesses could be omitted under Rule 14a-8(i)(7). As such, the Proposal should be excluded under Rule 14a-8(i)(7).

The Proposal Improperly Micro-Manages Citigroup's Core Management Functions

The Proposal would micro-manage Citigroup's management functions by imposing specific additional reporting requirements on the Company's complex risk management policies and strategies. The second consideration articulated by the Commission in the 1998 Release in defining the ordinary business exclusion is "the degree to which a proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The financial instruments at issue, utilized to effectively manage risk, are inherently complex, and as such, are not matters about which shareholders, as a group, could properly and coherently oversee, rendering such matters inappropriate to report on to shareholders. The Company, in compliance with regulatory requirements, provides extensive reports on such matters in a manner and to the degree required to provide transparency and accountability. Further disclosure would not, in the Company's opinion, be appropriate.

In Pepsico, Inc. (March 13, 2003), a proposal seeking greater transparency in tax reporting requested a detailed report to shareholders explaining "each tax break that provides the company more than $5 million in tax savings," could be omitted under Rule 14a-8(i)(7) as it relates to the company's tax planning and sources of financing, matters dealt with by management on a day-to-day basis. See also Willamette Industries, Inc. (March 20, 2001) (proposal seeking report detailing company's environmental problems, an evaluation of management's culpability for fines and company efforts to resolve such problems, excluded because proposal sought to micro-manage by probing into technical challenges facing the company that shareholders without such training could not evaluate).

THE BOARD OF DIRECTORS HAS DETERMINED THE APPROPRIATE LEVEL OF DISCLOSURE ON RISK MANAGEMENT MATTERS AND THEREFORE, THE PROPOSAL HAS BEEN SUBSTANTIALLY IMPLEMENTED AND MAY BE OMITTED PURSUANT TO RULE 14A-8(i)(10)

The Proposal expressly requests that the Board of Directors "develop policies to provide shareholders with appropriate level of disclosure of the collateral for over-the-counter derivatives, via the corporate website and a report to shareholders."

As discussed above, pages 71 to 86 of the Company's Annual Report, and in particular, pages 78, 79, 80 and 84, as well as the Company's Call Report (FRY-9C) available to the public on the Company's website, provide substantially all of the information requested in the Proposal. The Company submits that the scope of disclosure therein has been determined by management to be appropriate and, therefore, the Proposal has been substantially implemented and may be omitted under Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Whereas:

The Federal Reserve Chairman Alan Greenspan and the world renown investor Warren Buffet have both expressed their deep concerns about the extensive use of derivatives throughout the economy and especially the lack of transparency in those markets. There is a need to improve both the management of credit risk and the provision of transparency in over-the-counter (OTC) derivatives markets;

Citigroup Corporation is the largest U.S. bank holding company by asset size and the third largest by derivatives use, and one of the largest derivatives dealers in the global economy. According to the U.S. Office of the Comptroller of the Currency, Citigroup Corporation had $16.2 trillion in derivatives on their books (measured in notional value) as of June 30, 2004, and 98.9% of this amount was trading purposes as a derivatives dealers and only 1.1% were used for other purchases such as hedging its banking activity;

Derivatives transactions, especially in the amount needed to act as a dealer in OTC derivatives markets, can create large amounts of credit risk exposure (i.e. the potential loss from others not performing on the derivatives contracts). As a dealer, Citibank had $152.3 billion in total exposure after bilateral netting and including future potential exposure – through its derivatives trading alone. This amount is equal to 264% of its risk based capital. Prior to netting, it had $168.7 billion in current credit exposure when measured as the gross positive fair market value.

A report on the credit derivatives market (Fitch Ratings, September 24, 2003) reported that Citigroup was the third most common counterparty amongst U.S. banks (ninth worldwide amongst all derivatives dealers) in the credit derivatives market. The Fitch report stated that, "Without enhanced disclosure it is virtually impossible for the average investor or counterparty to assess the influence of credit derivatives on an institution's risk profile."

For shareholders to properly assess the risk exposure of the corporation, we believe this disclosure should include the following:

- Collateral management policy of the corporation towards its OTC derivatives counterparties. This should include the threshold levels of exposure at which collateral is required, the types of assets that are accepted as collateral (and their haircuts), and the time limits for making required adjustments to collateral;
- Credit ratings of the corporation's OTC derivatives counterparties and the amount of exposure, including notional amounts of contracts, gross positive and negative fair value of current exposure, and potential future exposure;
- The value at risk from changes in interest rates, exchange rates, equity prices and energy and other commodity prices;
- Credit derivatives exposure that augments current disclosure requirements by breaking down counterparty by credit rating and industry sector – for both notional and gross market values of contracts where the bank is the guarantor and the beneficiary.

RESOLVED: That the Board of Directors develop policies to provide shareholders with appropriate level of disclosure of the collateral for over-the-counter derivatives, via the corporate website and a report to shareholders.

MANAGING GLOBAL RISK

The Citigroup risk management framework recognizes the diversity of Citigroup's global business activities by balancing strong corporate oversight with well-defined independent risk management functions within each business.

The risk management framework is grounded on the following seven principles, which apply universally across all businesses and all risk types:

- Risk management is integrated within the business plan and strategy.
- All risks and resulting returns are owned and managed by an accountable business unit.
- All risks are managed within a limit framework; risk limits are endorsed by business management and approved by independent risk management.
- All risk management policies are clearly and formally documented.
- All risks are measured using defined methodologies, including stress testing.
- All risks are comprehensively reported across the organization.

The Citigroup Senior Risk Officer is responsible for establishing standards for the measurement, approval, reporting and limiting of risk, for managing, evaluating, and compensating the senior independent risk managers at the business level, for approving business-level risk management policies, for approving business risk-taking authority through the allocation of limits and capital, and for reviewing, on an ongoing basis, major risk exposures and concentrations across the organization. Risks are regularly reviewed with the independent business-level risk managers, the Citigroup senior business managers, and as appropriate, the Citigroup Board of Directors.

The independent risk managers at the business level are responsible for establishing and implementing risk management policies and practices within their business, while ensuring consistency with Citigroup standards. As noted above, the independent risk managers report directly to the Citigroup Senior Risk Officer, however they remain accountable, on a day-to-day basis, for appropriately meeting and responding to the needs and issues of their business unit, and for overseeing the risks present.

The following sections summarize the processes for managing credit, market, operational and country risks within Citigroup's major businesses.

RISK CAPITAL

As of January 1, 2004, the Company implemented a methodology to consistently quantify Risk Capital requirements within and across Citigroup businesses.

Risk Capital is defined at Citigroup as the amount of capital resources required to cover the potential unexpected economic losses resulting from extremely severe events over a one-year time period.

- "Economic losses" include losses that appear on the income statement and fair value adjustments to the financial statements, as well as any further declines in the value of assets or increases in the value of liabilities not captured on the income statement.
- "Unexpected losses" is the difference between the potential losses at the 99.97% confidence level and the expected (average) loss over the one-year time period.

Risk Capital facilitates both the quantification of risk levels and the assessment of "book" capital adequacy. During 2004, Citigroup will extend the application of Risk Capital beyond risk measurement and capital adequacy, and will also calculate "Return on Risk Capital," facilitating internal performance assessments within and across businesses.

Methodologies to measure Risk Capital have been jointly developed by Risk Management, the Financial Division and Citigroup businesses, and approved by the Citigroup Senior Risk Officer and Citigroup Chief Financial Officer. It is expected, due to the evolving nature of Risk Capital, that these methodologies will continue to be refined.

The drivers of "economic losses" are risks, which can be broadly categorized as Credit Risk (including Cross-Border Risk), Market Risk, Operational Risk, and Insurance Risk:

- Credit risk losses primarily result from a borrower's or counterparty's inability to meet its obligations.
- Market risk losses arise primarily from fluctuations in the market value of trading and non-trading positions.
- Operational risk losses result from inadequate or failed internal processes, people, systems or from external events.
- Insurance risks arise from unexpectedly high payouts on insurance liabilities.

These risks are measured and aggregated within businesses and across Citigroup to facilitate the understanding of the Company's exposure to extreme downside events (expressed as Risk Capital) and any changes in its level or its composition.

At December 31, 2003, Risk Capital for Citigroup was calculated to be approximately $46.7 billion, with the following breakdown by risk type:

In billions of dollars	
Credit risk	$28.7
Market risk	16.8
Operational risk	6.1
Insurance risk	0.3
Intersector diversification	(5.2)
Total Citigroup	$46.7

Management believes that Citigroup is well capitalized based on many measures of risk, including Risk Capital. Tier 1 Capital plus the allowance for credit losses qualifying for Tier 2 Capital of $76.4 billion compared favorably to Citigroup Risk Capital requirements of $46.7 billion. The difference between Tier 1 Capital plus Reserves and Risk Capital requirements represents a significant level of surplus capital for internal growth, and the flexibility to pursue acquisition opportunities.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is the potential for financial loss resulting from the failure of a borrower or counterparty to honor its financial or contractual obligations. Credit risk arises in many of the Company's business activities including lending activities, sales and trading activities, derivatives activities, and securities transactions, settlement activities, and when the Company acts as an intermediary on behalf of its clients and other third parties. The credit risk management process at Citigroup relies on corporate-wide standards to ensure consistency and integrity, with business-specific policies and practices to ensure applicability and ownership.

LOANS OUTSTANDING

In millions of dollars at year-end	2003	2002[1]	2001[1]	2000[1]	1999[1]
Consumer loans					
In U.S. offices:					
Mortgage and real estate	**$129,507**	$121,178	$ 80,099	$ 73,166	$ 59,376
Installment, revolving credit, and other	**136,725**	113,620	100,801	95,643	80,589
Lease financing	**8,523**	12,027	13,206	12,993	8,813
	274,755	246,825	194,106	181,802	148,778
In offices outside the U.S.:					
Mortgage and real estate	**28,743**	26,564	28,688	24,988	24,808
Installment, revolving credit, and other	**76,718**	65,343	57,681	56,557	51,555
Lease financing	**2,216**	2,123	2,143	2,092	1,080
	107,677	94,030	88,512	83,637	77,443
	382,432	340,855	282,618	265,439	226,221
Unearned income	**(2,500)**	(3,174)	(4,644)	(5,390)	(5,426)
Consumer loans—net	**379,932**	337,681	277,974	260,049	220,795
Corporate loans					
In U.S. offices:					
Commercial and industrial	**15,207**	22,041	15,997	19,594	12,948
Lease financing	**2,010**	2,017	4,473	812	700
Mortgage and real estate[2]	**95**	2,573	2,784	3,490	5,439
	17,312	26,631	23,254	23,896	19,087
In offices outside the U.S.:					
Commercial and industrial	**62,884**	67,456	72,515	68,069	60,722
Mortgage and real estate	**1,751**	1,885	1,874	1,720	1,728
Loans to financial institutions	**12,063**	8,583	10,163	9,559	7,692
Lease financing	**2,859**	2,784	2,036	2,024	1,854
Governments and official institutions	**1,496**	3,081	4,033	1,952	3,250
	81,053	83,789	90,621	83,324	75,246
	98,365	110,420	113,875	107,220	94,333
Unearned income	**(291)**	(296)	(455)	(247)	(227)
Corporate loans—net	**98,074**	110,124	113,420	106,973	94,106
Total loans—net of unearned income	**478,006**	447,805	391,394	367,022	314,901
Allowance for credit losses—on drawn exposures	**(12,643)**	(11,101)	(9,688)	(8,561)	(8,453)
Total loans—net of unearned income and allowance for credit losses	**$465,363**	$436,704	$381,706	$358,461	$306,448

(1) Reclassified to conform to the 2003 presentation.
(2) Excludes loans held by the insurance subsidiaries which are included within Other Assets on the Consolidated Balance Sheet in 2003.

OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

In millions of dollars at year-end	2003	2002[1]	2001[1]	2000[1]	1999[1]
Other real estate owned[2]					
Consumer	**$437**	$495	$393	$366	$332
Corporate[3]	**105**	75	147	189	200
Corporate/Other	**—**	—	8	8	14
Total other real estate owned	**$542**	$570	$548	$563	$546
Other repossessed assets[4]	**$151**	$230	$439	$292	$256

(1) Reclassified to conform to the 2003 presentation.
(2) Represents repossessed real estate, carried at lower of cost or fair value, less costs to sell.
(3) Excludes Other Real Estate Owned for the insurance subsidiaries businesses in the amount of $36 million, $118 million, $102 million and $311 million for 2002, 2001, 2000 and 1999, respectively, which are included in Other Assets on the Consolidated Balance Sheet in 2003.
(4) Primarily commercial transportation equipment and manufactured housing, carried at lower of cost or fair value, less costs to sell.

DETAILS OF CREDIT LOSS EXPERIENCE

In millions of dollars	2003	2002[1]	2001[1]	2000[1]	1999[1]
Allowance for credit losses at beginning of year	**$11,101**	$ 9,688	$ 8,561	$8,453	$8,196
Provision for credit losses					
Consumer	**7,316**	7,714	5,947	4,997	4,410
Corporate	**730**	2,281	853	342	350
	8,046	9,995	6,800	5,339	4,760
Gross credit losses					
Consumer[2]					
In U.S. offices	**5,783**	5,826	4,991	3,827	3,176
In offices outside the U.S.	**3,270**	2,865	2,132	1,973	1,812
Corporate					
Mortgage and real estate					
In U.S. offices	**—**	5	13	10	59
In offices outside the U.S.	**27**	23	3	22	11
Governments and official institutions outside the U.S.	**111**	—	—	—	—
Loans to financial institutions					
In U.S. offices	**—**	—	10	—	—
In offices outside the U.S.	**13**	4	—	—	11
Commercial and industrial					
In U.S. offices	**383**	825	572	149	73
In offices outside the U.S.	**939**	1,018	567	277	466
	10,526	10,566	8,288	6,258	5,608
Credit recoveries					
Consumer[2]					
In U.S. offices	**763**	729	543	544	440
In offices outside the U.S.	**735**	510	423	404	359
Corporate[3]					
Mortgage and real estate					
In U.S. offices	**—**	1	1	9	12
In offices outside the U.S.	**1**	—	1	1	2
Governments and official institutions outside the U.S.	**—**	2	—	1	—
Loans to financial institutions in offices outside the U.S.	**12**	6	9	9	5
Commercial and industrial					
In U.S. offices	**34**	147	154	27	16
In offices outside the U.S.	**215**	168	129	69	91
	1,760	1,563	1,260	1,064	925
Net credit losses					
In U.S. offices	**5,369**	5,779	4,888	3,406	2,840
In offices outside the U.S.	**3,397**	3,224	2,140	1,788	1,843
	8,766	9,003	7,028	5,194	4,683
Other—net[4]	**2,262**	421	1,355	(37)	180
Allowance for credit losses at end of year	**$12,643**	$11,101	$ 9,688	$8,561	$8,453
Allowance for unfunded lending commitments[5]	**600**	567	450	450	450
Total allowance for loans, leases, and unfunded lending commitments	**$13,243**	$11,668	$10,138	$9,011	$8,903
Net consumer credit losses	**$ 7,555**	$ 7,452	$ 6,157	$4,852	$4,189
As a percentage of average consumer loans	**2.22%**	2.55%	2.33%	2.03%	2.03%
Net corporate credit losses	**$ 1,211**	$ 1,551	$ 871	$ 342	$ 494
As a percentage of average corporate loans	**1.17%**	1.44%	0.76%	0.35%	0.53%

(1) Reclassified to conform to the 2003 presentation.
(2) Consumer credit losses and recoveries primarily relate to revolving credit and installment loans.
(3) Amounts in 2003, 2002 and 2001 include $12 million (through the 2003 third quarter), $114 million and $52 million, respectively, of collections from credit default swaps purchased from third parties. From the 2003 fourth quarter forward, collections from credit default swaps are included within Principal Transactions on the Consolidated Statement of Income.
(4) 2003 primarily includes the addition of $2.1 billion of credit loss reserves related to the acquisition of the Sears credit card business. 2002 primarily includes the addition of $452 million of credit loss reserves related to the acquisition of GSB. 2001 primarily includes the addition of credit loss reserves related to the acquisitions of Banamex and EAB. 2000 and 1999 include the addition of credit loss reserves related to other acquisitions. All periods also include the impact of foreign currency translation.
(5) Represents additional credit loss reserves for unfunded corporate lending commitments and letters of credit recorded within Other Liabilities on the Consolidated Balance Sheet.

CASH-BASIS, RENEGOTIATED, AND PAST DUE LOANS

In millions of dollars at year-end	**2003**	2002[1]	2001[1]	2000[1]	1999[1]
Corporate cash-basis loans					
Collateral dependent (at lower of cost or collateral value)[2]	**$ 8**	$ 64	$ 365	$ 108	$ 200
Other[5]	**3,411**	3,931	2,522	1,436	1,131
Total	**$3,419**	$3,995	$2,887	$1,544	$1,331
Corporate cash-basis loans[3][5]					
In U.S. offices	**$ 640**	$ 887	$ 678	$ 293	$ 184
In offices outside the U.S.	**2,779**	3,108	2,209	1,251	1,147
Total	**$3,419**	$3,995	$2,887	$1,544	$1,331
Corporate renegotiated loans[4]					
In U.S. offices	**$ 107**	$ 115	$ 263	$ 305	$ 256
In offices outside the U.S.	**33**	55	74	94	56
Total	**$ 140**	$ 170	$ 337	$ 399	$ 312
Consumer loans on which accrual of interest had been suspended[5]					
In U.S. offices	**$3,127**	$3,114	$3,101	$2,158	$1,933
In offices outside the U.S.	**2,958**	2,792	2,266	1,626	1,833
Total	**$6,085**	$5,906	$5,367	$3,784	$3,766
Accruing loans 90 or more days delinquent[6][7]					
In U.S. offices	**$3,298**	$2,639	$1,822	$1,247	$ 874
In offices outside the U.S.	**576**	447	776	385	452
Total	**$3,874**	$3,086	$2,598	$1,632	$1,326

(1) Reclassified to conform to the 2003 presentation.
(2) A cash-basis loan is defined as collateral dependent when repayment is expected to be provided solely by the liquidation of the underlying collateral and there are no other available and reliable sources of repayment, in which case the loans are written down to the lower of cost or collateral value.
(3) Cash-basis loans for the insurance subsidiaries and Proprietary Investment Activities businesses were $62 million, $21 million, $46 million and $55 million for 2002, 2001, 2000, and 1999, respectively, which are included in Other Assets on the Consolidated Balance Sheet in 2003.
(4) Includes corporate and commercial markets loans.
(5) The December 31, 2002 balance includes GSB data. The December 31, 2001 balance includes Banamex data.
(6) The December 31, 2003 balance includes the Sears and Home Depot data. The December 31, 2002 balance includes GSB data. The December 31, 2001 balance includes Banamex data.
(7) Substantially comprised of consumer loans of which $1,643 million, $1,764 million, $920 million, $503 million, and $379 million are government-guaranteed student loans and Federal Housing Authority mortgages at December 31, 2003, 2002, 2001, 2000, and 1999, respectively.

FOREGONE INTEREST REVENUE ON LOANS[1]

In millions of dollars	**In U.S. offices**	**In non-U.S. offices**	**2003 total**
Interest revenue that would have been accrued at original contractual rates[2]	$346	$585	**$931**
Amount recognized as interest revenue[2]	49	145	**194**
Foregone interest revenue	$297	$440	**$737**

(1) Relates to corporate cash-basis, renegotiated loans and consumer loans on which accrual of interest had been suspended.
(2) Interest revenue in offices outside the U.S. may reflect prevailing local interest rates, including the effects of inflation and monetary correction in certain countries.

CONSUMER CREDIT RISK

Within Global Consumer, business-specific credit risk policies and procedures are derived from the following risk management framework:

- Each business must develop a plan, including risk/return tradeoffs, as well as risk acceptance criteria and policies appropriate to their activities.
- Senior Business Managers are responsible for managing risk/return tradeoffs in their business.
- Senior Business Managers, in conjunction with Senior Credit Officers, implement business-specific risk management policies and practices.
- Approval policies for a product or business are tailored to internal audit ratings, profitability, and credit risk management performance.
- Independent credit risk management is responsible for establishing the Global Consumer Policy, approving business-specific policies and procedures, monitoring business risk management performance, providing ongoing assessment of portfolio credit risks, and approving new products and new risks.

CONSUMER PORTFOLIO REVIEW

Citigroup's consumer loan portfolio is well diversified by both customer and product. Consumer loans comprise 79% of the total loan portfolio. These loans represent thousands of borrowers with relatively small individual balances. The loans are diversified with respect to the location of the borrower, with 72% originated in the United States and 28% originated from offices outside the United States. Mortgage and real estate loans constitute 41% of the total consumer loan portfolio; and installment, revolving credit and other consumer loans and leases constitute 59% of the portfolio.

In the consumer portfolio, credit loss experience is often expressed in terms of annualized net credit losses as a percentage of average loans. Pricing and credit policies reflect the loss experience of each particular product and country. Consumer loans are generally written off no later than a predetermined number of days past due on a contractual basis, or earlier in the event of bankruptcy. The specific write-off criteria is set according to loan product and country (see Note 1 to the Consolidated Financial Statements).

Commercial Markets, which is included within *Retail Banking*, includes loans and leases made principally to small- and middle-market businesses. Commercial Markets loans, which comprise 11% of the total consumer loan portfolio, are placed on a non-accrual basis when it is determined that the payment of interest or principal is doubtful of collection or when interest or principal is past due for 90 days or more, except when the loan is well secured and in the process of collection. Commercial Markets non-accrual loans are not strictly determined on a delinquency basis; therefore, they have been presented as a separate component in the consumer credit disclosures.

The following table summarizes delinquency and net credit loss experience in both the managed and on-balance sheet loan portfolios in terms of loans 90 days or more past due, net credit losses, and as a percentage of related loans. The table also summarizes the accrual status of Commercial Markets loans as a percentage of related loans. The managed loan portfolio includes credit card receivables held-for-sale and securitized, and the table reconciles to a held basis, the comparable GAAP measure. Only North America Cards from a product view and North America from a regional view are impacted. Although a managed basis presentation is not in conformity with GAAP, the Company believes it provides a representation of performance and key indicators of the credit card business that is consistent with the way management reviews operating performance and allocates resources. Furthermore, investors utilize information about the credit quality of the entire managed portfolio, as the results of both the held and securitized portfolios impact the overall performance of the *Cards* business. For a further discussion of managed basis reporting, see the *Cards* business on page 52 and Note 12 to the Consolidated Financial Statements.

Consumer Loan Delinquency Amounts, Net Credit Losses, and Ratios

In millions of dollars, except total and average loan amounts in billions	Total loans	90 days or more past due[1]			Average loans	Net credit losses[1]		
Product View:	**2003**	**2003**	2002[2]	2001[2]	**2003**	**2003**	2002[2]	2001[2]
Cards	**$158.4**	**$ 3,392**	$ 2,397	$ 2,386	**$130.5**	**$ 7,694**	$ 7,169	$ 6,048
Ratio		**2.14%**	1.84%	1.97%		**5.90%**	5.93%	5.28%
North America Cards	**143.7**	**3,133**	2,185	2,210	**118.0**	**7,171**	6,669	5,655
Ratio		**2.18%**	1.85%	1.99%		**6.08%**	6.05%	5.41%
International Cards	**14.7**	**259**	212	176	**12.5**	**523**	500	393
Ratio		**1.76%**	1.78%	1.66%		**4.19%**	4.68%	3.96%
Consumer Finance	**94.1**	**2,221**	2,197	2,269	**90.7**	**3,517**	3,026	2,246
Ratio		**2.36%**	2.48%	2.92%		**3.88%**	3.69%	2.99%
North America Consumer Finance	**72.6**	**1,683**	1,786	2,001	**69.9**	**2,059**	1,865	1,527
Ratio		**2.32%**	2.64%	3.36%		**2.94%**	3.00%	2.65%
International Consumer Finance	**21.5**	**538**	411	268	**20.8**	**1,458**	1,161	719
Ratio		**2.50%**	1.98%	1.49%		**7.02%**	5.88%	4.14%
Retail Banking	**123.9**	**3,802**	3,647	2,755	**116.7**	**614**	644	543
Ratio		**3.07%**	3.18%	3.31%		**0.52%**	0.71%	0.68%
North America Retail Banking	**88.5**	**2,299**	2,419	1,681	**83.4**	**139**	268	177
Ratio		**2.60%**	2.90%	3.21%		**0.17%**	0.45%	0.36%
International Retail Banking	**35.4**	**1,503**	1,228	1,074	**33.3**	**475**	376	366
Ratio		**4.24%**	3.91%	3.46%		**1.42%**	1.20%	1.17%
Private Bank[3]	**34.8**	**121**	174	135	**33.1**	**18**	14	14
Ratio		**0.35%**	0.56%	0.54%		**0.05%**	0.05%	0.06%
Other Consumer	**0.9**	**—**	1	11	**1.0**	**—**	10	51
Managed loans (excluding Commercial Markets)[4]	**$412.1**	**$ 9,536**	$ 8,416	$ 7,556	**$372.0**	**$11,843**	$10,863	$ 8,902
Ratio		**2.31%**	2.30%	2.43%		**3.18%**	3.36%	2.98%
Securitized receivables (all in North America Cards)	**(76.1)**	**(1,421)**	(1,285)	(1,282)	**(71.4)**	**(4,529)**	(3,760)	(3,251)
Credit card receivables held-for-sale[5]	**—**	**—**	(121)	(110)	**(3.2)**	**(221)**	(363)	(317)
On-balance sheet loans (excluding Commercial Markets)	**$336.0**	**$ 8,115**	$ 7,010	$ 6,164	**$297.4**	**$ 7,093**	$ 6,740	$ 5,334
Ratio		**2.42%**	2.40%	2.61%		**2.38%**	2.67%	2.36%
		Cash-basis loans				**Net credit losses**		
Commercial Markets Groups[6]	**$ 39.9**	**$ 1,350**	$ 1,299	$ 1,301	**$ 42.2**	**$ 462**	$ 712	$ 823
Ratio		**3.38%**	2.90%	3.13%		**1.09%**	1.76%	2.14%
Total Consumer Loans[7]	**$375.9**				**$339.6**	**7,555**	7,452	6,157
Regional View:								
North America (excluding Mexico)	**$317.8**	**$ 6,794**	$ 6,135	$ 5,458	**$284.8**	**$ 9,322**	$ 8,623	$ 7,322
Ratio		**2.14%**	2.18%	2.34%		**3.27%**	3.55%	3.26%
Mexico	**6.9**	**388**	355	524	**6.7**	**55**	195	98
Ratio		**5.65%**	5.43%	6.65%		**0.82%**	2.85%	2.49%
EMEA	**34.0**	**1,669**	1,253	830	**30.3**	**617**	440	362
Ratio		**4.90%**	4.47%	3.69%		**2.04%**	1.77%	1.68%
Japan	**17.4**	**355**	258	192	**16.8**	**1,331**	1,035	590
Ratio		**2.04%**	1.46%	1.16%		**7.91%**	5.71%	3.52%
Asia (excluding Japan)	**33.1**	**286**	340	395	**30.5**	**398**	393	289
Ratio		**0.86%**	1.19%	1.46%		**1.30%**	1.42%	1.09%
Latin America	**2.9**	**44**	75	157	**2.9**	**120**	177	241
Ratio		**1.50%**	2.48%	3.49%		**4.10%**	5.08%	4.45%
Managed loans (excluding Commercial Markets)[4]	**$412.1**	**$ 9,536**	$ 8,416	$ 7,556	**$372.0**	**$11,843**	$10,863	$ 8,902
Ratio		**2.31%**	2.30%	2.43%		**3.18%**	3.36%	2.98%

(1) The ratios of 90 days or more past due and net credit losses are calculated based on end-of-period and average loans, respectively, both net of unearned income.
(2) Reclassified to conform to the 2003 presentation.
(3) *Private Bank* results are reported as part of the Global Investment Management segment.
(4) This table presents credit information on a managed basis (a non-GAAP measure) and shows the impact of securitizations to reconcile to a held basis, the comparable GAAP measure. Only North America Cards from a product view, and North America from a regional view, are impacted. See a discussion of managed basis reporting on page 75.
(5) Included within Other Assets on the Consolidated Balance Sheet.
(6) Includes CitiCapital collateral-dependent loans.
(7) Total loans and total average loans exclude certain interest and fees on credit cards of approximately $4 billion and $2 billion, respectively, which are included in Consumer Loans on the Consolidated Balance Sheet.

Consumer Loan Balances, Net of Unearned Income

In billions of dollars	End of period 2003	2002[1]	2001[1]	Average 2003	2002[1]	2001[1]
Total managed[2] (including Commercial Markets)	**$452.0**	$410.3	$352.8	**$414.2**	$364.1	$337.2
Securitized receivables (all in North America Cards)	**(76.1)**	(67.1)	(68.3)	**(71.4)**	(65.2)	(63.8)
Credit card receivables held-for-sale[3]	**—**	(6.5)	(6.5)	**(3.2)**	(6.5)	(9.2)
On-balance sheet[4] (including Commercial Markets)	**$375.9**	$336.7	$278.0	**$339.6**	$292.4	$264.2

(1) Reclassified to conform to the 2003 presentation in the Consumer Credit table.
(2) This table presents loan information on a managed basis (a non-GAAP measure) and shows the impact of securitizations to reconcile to a held basis, the comparable GAAP measure. See a discussion of managed basis reporting on page 75.
(3) Included within Other Assets on the Consolidated Balance Sheet.
(4) Total loans and total average loans exclude certain interest and fees on credit cards of approximately $4 billion and $2 billion, respectively, for 2003 and approximately $1 billion and $1 billion, respectively, for 2002, which are included in Consumer Loans on the Consolidated Balance Sheet.

Total delinquencies 90 days or more past due (excluding Commercial Markets) in the managed portfolio were $9.536 billion or 2.31% of loans at December 31, 2003, compared to $8.416 billion or 2.30% at December 31, 2002 and $7.556 billion or 2.43% at December 31, 2001. Total cash-basis loans in Commercial Markets were $1.350 billion or 3.38% of loans at December 31, 2003, compared to $1.299 billion or 2.90% at December 31, 2002 and $1.301 billion or 3.13% at December 31, 2001. Total managed net credit losses (excluding Commercial Markets) in 2003 were $11.843 billion and the related loss ratio was 3.18%, compared to $10.863 billion and 3.36% in 2002 and $8.902 billion and 2.98% in 2001. In Commercial Markets, total net credit losses were $462 million and the related loss ratio was 1.09% in 2003, compared to $712 million and 1.76% in 2002 and $823 million and 2.14% in 2001. For a discussion of trends by business, see business discussions on pages 51 to 56 and pages 64 to 65.

Citigroup's total allowance for loans, leases and corporate lending commitments of $13.243 billion is available to absorb probable credit losses inherent in the entire portfolio. For analytical purposes only, the portion of Citigroup's allowance for credit losses attributed to the consumer portfolio was $9.088 billion at December 31, 2003, $7.021 billion at December 31, 2002 and $6.190 billion at December 31, 2001. The increase in the allowance for credit losses from 2002 was primarily due to an addition of $2.1 billion associated with the acquisition of Sears and the impact of foreign currency translation, partially offset by the write-off of Argentine compensation notes in the 2003 third quarter. During the year, the impact of improved credit conditions in North America and Latin America, mainly in Argentina which also experienced a decline in loan volumes, was partially offset by increases in the allowance for credit losses attributable to credit conditions in Germany and Japan. The increase in 2002 was primarily related to the $452 million addition associated with the GSB acquisition, a $206 million increase in Citi Cards established in accordance with FFIEC guidance related to past-due interest and late fees and the benefit of strengthening currencies.

On-balance sheet consumer loans of $375.9 billion increased $39.2 billion or 12% from December 31, 2002, primarily driven by the additions of the Sears and Home Depot portfolios, combined with the impact of strengthening currencies and growth in mortgage and other real-estate-secured loans in Consumer Assets, *Consumer Finance* and *Private Bank*. Growth in student loans in North America and margin lending in *Private Bank* also contributed to the growth in consumer loans. Loans in Japan declined in 2003, as a high level of charge-offs and pay-downs were combined with reduced loan demand in the *Consumer Finance* portfolio. In CitiCapital, loans declined in 2003 and 2002, reflecting the liquidation of non-core portfolios including a decline of approximately $1.2 billion resulting from the 2003 sale of the CitiCapital Fleet Services portfolio. The increase in 2002 was primarily driven by the addition of GSB loans, receivable growth in Citi Cards, and growth in mortgage and other real-estate-secured loans, partially offset by the 2002 sale of the $2.0 billion mortgage portfolio in Japan.

Net credit losses, delinquencies and the related ratios are affected by the credit performance of the portfolios, including bankruptcies, unemployment, global economic conditions, portfolio growth and seasonal factors, as well as macro-economic and regulatory policies. Net credit losses are expected to increase from 2003 due to the inclusion of a full year's credit losses for acquired portfolios. Credit loss ratios in North America Cards are expected to increase due to the integration of the Sears and Home Depot portfolios, including the impact of conforming to Citigroup and FFIEC guidelines. Excluding the impact of Sears and Home Depot, management expects that 2004 consumer credit loss rates will be comparable to 2003. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

CORPORATE CREDIT RISK

For corporate clients and investment banking activities across the organization, the credit process is grounded in a series of fundamental policies, including:

- Ultimate business accountability for managing credit risks;
- Joint business and independent risk management responsibility for establishing limits and risk management practices;
- Single center of control for each credit relationship that coordinates credit activities with that client, directly approves or co-approves all extensions of credit to that client, reviews aggregate exposures, and ensures compliance with exposure limits;
- Portfolio limits, including obligor limits by risk rating and by maturity, to ensure diversification and maintain risk/capital alignment;
- A minimum two-authorized credit officer-signature requirement on extensions of credit—one from a sponsoring credit officer in the business and one from a credit officer in independent credit risk management;
- Uniform risk measurement standards, including risk ratings, which must be assigned to every obligor and facility in accordance with Citigroup standards; and
- Consistent standards for credit origination, measurement and documentation, as well as problem recognition, classification and remedial action.

These policies apply universally across corporate clients and investment banking activities. Businesses that require tailored credit processes, due to unique or unusual risk characteristics in their activities, may only do so under a Credit Program that has been approved by independent credit risk management. In all cases, the above policies must be adhered to, or specific exceptions must be granted by independent credit risk management.

The following table presents the corporate credit portfolio, before consideration of collateral, by maturity at December 31, 2003. The corporate portfolio is broken out by direct outstandings which include drawn loans, overdrafts, interbank placements, banker's acceptances, certain investment securities and leases, and unfunded commitments which include unused commitments to lend, letters of credit and financial guarantees.

In billions of dollars	Within 1 year	Greater than 1 year but within 5	Greater than 5 years	Total exposure
Direct outstandings	$136	$ 37	$11	$184
Unfunded commitments	138	70	10	218
Total	$274	$107	$21	$402

Credit Exposure Arising from Derivatives and Foreign Exchange

The following table summarizes the components of derivatives receivables, representing the fair value of the derivative contracts before taking into account the effects of legally enforceable master netting agreements at December 31, 2003 and 2002. The fair value represents the cost to replace the contracts at current market rates should the counterparty default.

Type of Derivative

In millions of dollars	**2003**	2002
Interest rate	**$163,446**	$172,390
Foreign exchange	**72,239**	44,055
Credit derivatives	**2,101**	1,479
Equity	**7,564**	6,258
Commodity and other	**4,945**	1,885
Total	**$250,295**	$226,067

Legally enforceable master netting agreements are in place which permit the Company to net receivables and payables with the same counterparty across different underlying derivative contracts. The amount of netting under these agreements at December 31, 2003 and 2002 was $186.1 billion and $182.7 billion, respectively. In addition, the Company obtained cash collateral from counterparties that further served to reduce exposure. After taking into account the benefit of netting and collateral, derivatives receivables recorded on the balance sheet as Trading Account Assets at December 31, 2003 and 2002 were $55.3 billion and $37.5 billion, respectively.

The Company's credit exposure on derivatives and foreign exchange contracts is primarily to professional counterparties in the financial sector, with 79% arising from transactions with banks, investment banks, governments and central banks, and other financial institutions.

For purposes of managing credit exposure on derivative and foreign exchange contracts, particularly when looking at exposure to a single counterparty, the Company measures and monitors credit exposure taking into account the current mark-to-market value of each contract plus a prudent estimate of its potential change in value over its life. This measurement of the potential future exposure for each credit facility is based on a stressed simulation of market rates and generally takes into account legally enforceable risk-mitigating agreements for each obligor such as netting and margining. The following table presents the global derivatives portfolio by internal obligor credit rating at December 31, 2003 and 2002, as a percentage of credit exposure:

	2003	2002
AAA/AA/A	**78%**	76%
BBB	**12%**	14%
BB/B	**8%**	8%
Unrated	**2%**	2%

The following table presents the global derivative portfolio by industry of the obligor as a percentage of credit exposure:

	2003	2002
Financial institutions	**70%**	72%
Governments	**9%**	8%
Corporations	**21%**	20%

Portfolio Mix

The corporate credit portfolio is geographically diverse by region. The following table shows direct outstandings and unfunded commitments by region:

	Dec. 31, 2003	Dec. 31, 2002
North America	**43%**	43%
EMEA	**29%**	27%
Japan	**3%**	4%
Asia	**13%**	13%
Latin America	**5%**	6%
Mexico	**7%**	7%
Total	**100%**	100%

It is corporate credit policy to maintain accurate and consistent risk ratings across the corporate credit portfolio. This facilitates the comparison of credit exposures across all lines of business, geographic region and product. All internal risk ratings must be derived in accordance with the Corporate Risk Rating Policy. Any exception to the policy must be approved by the Citigroup Senior Risk Officer. The Corporate Risk Rating Policy establishes standards for the derivation of obligor and facility risk ratings that are generally consistent with the approaches used by the major rating agencies.

Obligor risk ratings reflect an estimated probability of default for an obligor, and are derived primarily through the use of statistical models which are validated periodically, external rating agencies (under defined circumstances), or approved scoring or judgmental methodologies. Facility risk ratings are assigned, using the obligor risk rating, and then taken into consideration are factors that affect the loss-given-default of the facility such as parent support, collateral, or structure.

Internal obligor ratings equivalent to BBB and above are considered investment-grade. Ratings below the equivalent of BBB are considered non-investment-grade.

The following table presents the corporate credit portfolio by facility risk rating at December 31, 2003 and 2002, as a percentage of the total portfolio:

	Direct outstandings and unfunded commitments	
	2003	2002
AAA/AA/A	**53%**	52%
BBB	**26%**	24%
BB/B	**16%**	20%
CCC or below	**2%**	2%
Unrated	**3%**	2%
	100%	100%

The corporate credit portfolio is diversified by industry with a concentration only to the financial sector which includes banks, other financial institutions, investment banks, and government and central banks. The following table shows the allocation of direct outstandings and unfunded commitments to industries as a percentage of the total corporate portfolio:

	Direct outstandings and unfunded commitments	
	2003	2002
Government and central banks	**14%**	13%
Other financial institutions	**8%**	8%
Banks	**6%**	6%
Insurance	**5%**	5%
Investment banks	**5%**	3%
Utilities	**4%**	5%
Agricultural and food preparation	**4%**	4%
Telephone and cable	**4%**	4%
Petroleum	**3%**	3%
Industrial machinery and equipment	**3%**	3%
Autos	**3%**	2%
Freight transportation	**2%**	2%
Global information technology	**2%**	3%
Chemicals	**2%**	2%
Metals	**2%**	2%
Other industries (1)	**33%**	35%
Total	**100%**	100%

(1) Includes all other industries, none of which exceeds 2% of total outstandings.

Credit Risk Mitigation

As part of its overall risk management activities, the Company makes use of credit derivatives and other risk mitigants to hedge portions of the credit risk in its portfolio, in addition to outright asset sales. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties. Beginning in the fourth quarter of 2003, the results of the mark-to-market and any realized gains or losses on credit derivatives are reflected in the Principal Transactions line on the Consolidated Statement of Income. At December 31, 2003 and 2002, $11.1 billion and $9.6 billion, respectively, of credit risk exposure was economically hedged. The reported amounts of direct outstandings and unfunded commitments in this report do not reflect the impact of these hedging transactions. At December 31, 2003 and 2002, the credit protection was economically hedging underlying credit exposure with the following risk rating distribution:

Rating of Hedged Exposure

	2003	2002
AAA/AA/A	**32%**	35%
BBB	**57%**	55%
BB/B	**10%**	9%
CCC or below	**1%**	1%
	100%	100%

At December 31, 2003 and 2002, the credit protection was economically hedging underlying credit exposure with the following industry distribution:

Industry of Hedged Exposure

	2003	2002
Utilities	**14%**	12%
Other financial institutions	**11%**	8%
Telephone and cable	**9%**	14%
Agriculture and food preparation	**8%**	7%
Autos	**7%**	3%
Global information technology	**5%**	6%
Industrial machinery and equipment	**5%**	6%
Business services	**4%**	4%
Banks	**4%**	3%
Petroleum	**4%**	4%
Other [1]	**29%**	33%
	100%	100%

(1) Includes all other industries none of which is greater than 4% of the total hedged amount.

GLOBAL CORPORATE PORTFOLIO REVIEW

Corporate loans are identified as impaired and placed on a non-accrual basis when it is determined that the payment of interest or principal is doubtful of collection or when interest or principal is past due for 90 days or more, except when the loan is well secured and in the process of collection. Impaired corporate loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans are written down to the lower of cost or collateral value, less disposal costs.

The following table summarizes corporate cash-basis loans and net credit losses:

In millions of dollars	**2003**	2002[1]	2001[1]
Corporate cash-basis loans [2]			
Capital Markets and Banking	**$3,263**	$3,423	$2,423
Transaction Services	**156**	572	464
Total corporate cash-basis loans	**$3,419**	$3,995	$2,887
Net credit losses			
Capital Markets and Banking	**$1,191**	$1,349	$ 850
Transaction Services	**23**	165	21
Private Client Services [3]	**—**	6	—
Investment Activities [4]	**(3)**	31	—
Total net credit losses	**$1,211**	$1,551	$ 871
Corporate allowance for credit losses	**$3,555**	$4,080	$3,498
Corporate allowance for credit losses on unfunded lending commitments [5]	**600**	567	450
Total corporate allowance for loans, leases and unfunded lending commitments	**$4,155**	$4,647	$3,948
As a percentage of total corporate loans [6]	**3.62%**	3.70%	3.08%

(1) Reclassified to conform to the 2003 presentation.
(2) Cash-basis loans for the insurance subsidiaries and Proprietary Investment Activities businesses were $62 million for 2002 and $21 million for 2001, which are included in Other Assets on the Consolidated Balance Sheet in 2003.
(3) Private Client Services is included within the Private Client Services segment.
(4) Investment Activities results are reported in the Proprietary Investment Activities segment.
(5) Represents additional reserves recorded within Other Liabilities on the Consolidated Balance Sheet.
(6) Does not include the allowance for unfunded lending commitments.

Corporate cash-basis loans were $3.419 billion, $3.995 billion and $2.887 billion at December 31, 2003, 2002 and 2001, respectively. Cash-basis loans decreased $576 million from December 31, 2002 due to a $416 million decrease in *Transaction Services* and a $160 million decrease in *Capital Markets and Banking*. *Transaction Services* decreased primarily due to a reclassification of cash-basis loans ($248 million) in Mexico to *Capital Markets and Banking* and charge-offs in Argentina and Poland. *Capital Markets and Banking* decreased primarily due to decreases to corporate borrowers in Argentina and New Zealand, as well as reductions in the telecommunications industry, partially offset by the reclassification of cash-basis loans ($248 million) in Mexico from *Transaction Services* and increases on exposure to a single European counterparty and the energy industry.

Cash-basis loans increased $1.108 billion in 2002 due to increases in *Capital Markets and Banking* and *Transaction Services*. *Capital Markets and Banking* primarily reflects increases in the energy and telecommunications industries combined with increases in Argentina, Brazil, Thailand, and Australia. *Transaction Services* increased primarily due to increases in trade finance receivables in Argentina and Brazil.

Total corporate Other Real Estate Owned (OREO) was $105 million, $75 million and $155 million at December 31, 2003, 2002 and 2001, respectively. The $80 million decrease in 2002 from 2001 reflects improvements in the North America real estate portfolio.

Total corporate loans outstanding at December 31, 2003 were $98 billion as compared to $110 billion and $113 billion at December 31, 2002 and 2001, respectively.

Total corporate net credit losses of $1,211 million in 2003 decreased $340 million compared to 2002, primarily due to the absence of prior-year net credit losses for Argentina and exposures in the energy and telecommunications industries, reflecting improvements in the overall credit environment, partially offset by $345 million of credit losses related to exposure to a single European counterparty and credit losses to corporate borrowers in Poland. Total corporate net credit losses of $1.551 billion in 2002 increased $680 million compared to 2001 primarily due to higher net credit losses in the energy and telecommunications industries and Argentina.

Citigroup's allowance for credit losses for loans, leases and lending commitments of $13.243 billion is available to absorb probable credit losses inherent in the entire portfolio. For analytical purposes only, the portion of Citigroup's allowance for credit losses attributed to the corporate portfolio was $4.155 billion at December 31, 2003, compared to $4.647 billion at December 31, 2002 and $3.948 billion at December 31, 2001. The allowance attributed to corporate loans and leases as a percentage of corporate loans was 3.62% at December 31, 2003, as compared to 3.70% and 3.08% at December 31, 2002 and 2001, respectively. The $492 million decrease in the total allowance at December 31, 2003 from December 31, 2002, primarily reflects reserve releases of $300 million due to continued improvement in the portfolio. The $699 million increase in the total allowance at December 31, 2002 from December 31, 2001, primarily reflects reserves established as a result of the impact of the deterioration in the Argentine economy and the telecommunications and energy industries on the commercial portfolio. Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly-defined business or loan type. Corporate net credit losses and cash-basis loans are expected to improve from 2003 levels reflecting improving global economic conditions. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

In millions of dollars at year-end	Due within 1 year	Over 1 year but within 5 years	Over 5 years	Total
Maturities of the gross corporate loan portfolio				
In U.S. offices				
Commercial and industrial loans	$ 5,922	$ 7,064	$2,221	$15,207
Mortgage and real estate	37	44	14	95
Lease financing	783	934	293	2,010
In offices outside the U.S.	52,034	25,301	3,718	81,053
Total corporate loan portfolio	$58,776	$33,343	$6,246	$98,365
Sensitivity of loans due after one year to changes in interest rates (1)				
Loans at predetermined interest rates		$ 7,401	$2,548	
Loans at floating or adjustable interest rates		25,942	3,698	
Total		$33,343	$6,246	

(1) Based on contractual terms. Repricing characteristics may effectively be modified from time to time using derivative contracts. See Notes 25 and 27 to the Consolidated Financial Statements.

MARKET RISK MANAGEMENT PROCESS

Market risk at Citigroup—like credit risk—is managed through corporate-wide standards and business policies and procedures. Market risks are measured in accordance with established standards to ensure consistency across businesses and the ability to aggregate like risks at the Citigroup-level. Each business is required to establish, and have approved by independent market risk management, a market risk limit framework, including risk measures, limits and controls, that clearly defines approved risk profiles and is within the parameters of Citigroup's overall risk appetite.

Businesses, working in conjunction with independent Market Risk Management, must ensure that market risks are independently measured, monitored, and reported to ensure transparency in risk-taking activities and integrity in risk reports. In all cases, the businesses are ultimately responsible for the market risks that they take and for remaining within their defined limits.

Market risk encompasses liquidity risk and price risk, both of which arise in the normal course of business of a global financial intermediary. Liquidity risk is the risk that some entity, in some location and in some currency, may be unable to meet a financial commitment to a customer, creditor, or investor when due. Liquidity risk is discussed in the "Capital Resources and Liquidity" section on page 89. Price risk is the risk to earnings that arises from changes in interest rates, foreign exchange rates, equity and commodity prices, and in their implied volatilities. Price risk arises in Non-trading Portfolios, as well as in Trading Portfolios.

Non-Trading Portfolios

During the second quarter of 2003, Citigroup implemented a revised market risk management policy for its non-trading portfolios. Under this policy, there is a uniform set of standards for defining, measuring, limiting, and reporting market risk in non-trading portfolios in order to ensure consistency across businesses, stability in methodologies and transparency of risk.

Price risk in non-trading portfolios is measured predominantly through Interest Rate Exposure and factor sensitivity techniques. These techniques are supplemented with additional measurements, including stress testing the impact on earnings and equity for non-linear interest rate movements, and analysis of portfolio duration, basis risk, spread risk, volatility risk, and cost-to-close.

Business units manage the potential earnings effect of interest rate movements by managing the asset and liability mix, either directly or through the use of derivative financial products. These include interest rate swaps and other derivative instruments that are designated and effective as hedges. The utilization of derivatives is determined based on changing market conditions as well as to changes in the characteristics and mix of the related assets and liabilities.

Interest Rate Exposure is the primary corporate-wide method for measuring price risk in Citigroup's non-trading portfolios (excluding the insurance companies). Interest Rate Exposure measures the pretax earnings impact of specified upward and downward instantaneous parallel 50, 100, and 200 basis point shifts in the individual currency yield curve assuming a static portfolio. Citigroup measures this impact over one-year, five-year, and ten-year time horizons under business-as-usual conditions.

The Interest Rate Exposure is calculated separately for each currency and reflects the repricing gaps in the position as well as option positions, both explicit and embedded. Citigroup aggregates its Interest Rate Exposure on a daily basis by business, geography, and currency.

The following table illustrates the impact to Citigroup's pretax earnings over a one-year and five-year time horizon from a 100 basis point increase and a 100 basis point decrease in the yield curves applicable to various currencies, the primary scenarios evaluated by senior management.

Citigroup Interest Rate Exposure (Impact on Pretax Earnings)[1]

	December 31, 2003		December 31, 2002	
In millions of dollars	**Increase**	**Decrease**	Increase	Decrease
U.S. dollar				
Twelve months and less	**$(793)**	**$ 266**	$(822)	$969
Discounted five year	**558**	**(2,739)**	(362)	589
Mexican peso[2]				
Twelve months and less	**$ 55**	**$ (55)**	$ 34	$ (34)
Discounted five year	**226**	**(226)**	11	(11)
Euro[3]				
Twelve months and less	**$ (86)**	**$ 86**		
Discounted five year	**32**	**(32)**		
Japanese yen[3]				
Twelve months and less	**$ 65**	**NM**[4]		
Discounted five year	**142**	**NM**[4]		
Pound sterling[3]				
Twelve months and less	**$ 31**	**$ (31)**		
Discounted five year	**142**	**(142)**		

(1) Excludes the insurance companies (see below).
(2) Mexican peso amounts as of December 31, 2002 have been restated from a statistical equivalent basis to a 100 basis point change in interest rates.
(3) Prior-period data as of December 31, 2002 for the euro, Japanese yen and pound sterling under the revised Citigroup market risk management policy is not available. Earnings-at-risk for these currencies was not material in prior periods.
(4) Not meaningful. A 100 basis point decrease in interest rates would imply negative rates for the Japanese yen yield curve.

The change in U.S. dollar Interest Rate Exposure from the prior year reflects changes in the aggregate asset/liability mix, changes in actual and projected pre-payments for mortgages and mortgage-related investments, as well as Citigroup's view of prevailing interest rates.

Insurance Companies

The table below reflects the estimated decrease in the fair value of financial instruments held in the insurance companies as of December 31, 2003 and 2002, as a result of a 100 basis point increase in interest rates.

In millions of dollars	**2003**	2002
Assets		
Investments	**$2,226**	$1,897
Liabilities		
Long-term debt	**$ 8**	$ 11
Contractholder funds	**996**	932

A significant portion of the insurance companies' liabilities (e.g., insurance policy and claims reserves) are not financial instruments and are excluded from the above sensitivity analysis. Corresponding changes in fair value of these accounts, based on the present value of estimated cash flows, would materially mitigate the impact of the net decrease in values implied above. The analysis also excludes all financial instruments, including long-term debt, identified with trading activities. The analysis reflects the estimated gross change in value resulting from a change in interest rates only and is not comparable to the interest rate exposure used for the Citigroup non-trading portfolios or the value-at-risk used for the trading portfolios.

Trading Portfolios

Price risk in trading portfolios is measured through a complementary set of tools, including factor sensitivities, value-at-risk, and stress testing. Each trading portfolio has its own market risk limit framework, encompassing these measures and other controls, including permitted product lists and a new product approval process for complex products, established by the business and approved by independent market risk management.

Factor sensitivities are defined as the change in the value of a position for a defined change in a market risk factor (e.g., the change in the value of a Treasury bill for a 1 basis point change in interest rates). It is the responsibility of independent market risk management to ensure that factor sensitivities are calculated, monitored and, in most cases, limited, for all relevant risks taken in a trading portfolio.

Value-at-risk estimates the potential decline in the value of a position or a portfolio, under normal market conditions, over a one-day holding period, at a 99% confidence level. The value-at-risk method incorporates the factor sensitivities of the trading portfolio with the volatilities and correlations of those factors. Citigroup's value-at-risk is based on the volatilities of, and correlations between, approximately 100,000 market risk factors, including factors that track the specific issuer risk in debt and equity securities.

Stress testing is performed on trading portfolios on a regular basis, to estimate the impact of extreme market movements. Stress testing is performed on individual trading portfolios, as well as on aggregations of portfolios and businesses, as appropriate. It is the responsibility of independent market risk management, in conjunction with the businesses, to develop stress scenarios, review the output of periodic stress testing exercises, and utilize the information to make judgments as to the ongoing appropriateness of exposure levels and limits.

Risk capital for market risk in trading portfolios is based on an annualized value-at-risk figure, with adjustments for unused limit capacity and intra-day trading activity.

Total revenue of the trading business consists of customer revenue, which includes spreads from customer flow and positions taken to facilitate customer orders, proprietary trading activities in both cash and derivative transactions and net interest revenue. All trading positions are marked-to-market with the result reflected in earnings. Even if a desk experiences a mark-to-market loss equivalent to its value-at-risk, its daily profit and loss could still be positive, primarily due to customer flow revenue. In 2003, negative trading-related revenue was recorded for four of 251 trading days. Of the four days on which negative revenue was recorded, only one was greater than $30 million and this day was less than $35 million. The following histogram of total daily revenue or loss captures trading volatility and shows the number of days in which the Company's trading-related revenues fell within particular ranges.

Histogram of Daily Trading-Related Revenue — Twelve Months Ended December 31, 2003


60
50
40
30
20
10
0
Number of trading days
-40-30
-30-20
-20-10
-10-0
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
100-110
110-120
120-130
130-140
Revenue (in millions of dollars)

Citigroup periodically performs extensive back-testing of many hypothetical test portfolios as one check on the accuracy of its Value-at-Risk. Back-testing is the process in which the ex-ante daily Value-at-Risk of a test portfolio is compared to the ex-post daily change in the market value of its transactions. Back-testing is conducted to ascertain if in fact we are measuring potential market loss at the 99% confidence level. A daily trading loss in excess of a 99% confidence level Value-at-Risk should occur on average only 1% of the time. In all cases, thus far, Citigroup's VAR has met this requirement.

New and/or complex products in trading portfolios are required to be reviewed and approved by the Capital Markets Approval Committee (CMAC). The CMAC is responsible for ensuring that relevant risks are identified and understood, and can be measured, managed and reported in accordance with applicable business policies and practices. The CMAC is made up of senior representatives from market and credit risk management, legal, accounting, operations, and other support areas.

The level of price risk exposure at any given point in time depends on the market environment and expectations of future price and market movements, and will vary from period to period.

For Citigroup's major trading centers, the aggregate pretax Value-at-Risk in the trading portfolios was $83 million at December 31, 2003 and 2002. Daily exposures averaged $80 million in 2003 and ranged from $64 million to $128 million.

The following table summarizes Value-at-Risk in the trading portfolios as of December 31, 2003 and 2002, along with the averages:

In millions of dollars	**Dec. 31, 2003**	**2003 Average**	Dec. 31, 2002	2002 Average
Interest rate	**$ 83**	**$ 79**	$ 75	$ 54
Foreign exchange	**14**	**21**	25	16
Equity	**17**	**15**	12	18
Commodity	**13**	**8**	5	13
Covariance adjustment	**(44)**	**(43)**	(34)	(35)
Total	**$ 83**	**$ 80**	$ 83	$ 66

The table below provides the range of Value-at-Risk in the trading portfolios that was experienced during 2003 and 2002:

	2003		2002	
In millions of dollars	**Low**	**High**	Low	High
Interest rate	**$55**	**$107**	$41	$75
Foreign exchange	**11**	**34**	5	32
Equity	**7**	**87**	8	51
Commodity	**2**	**32**	4	26

OPERATIONAL RISK MANAGEMENT PROCESS

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. It includes reputation and franchise risks associated with business practices or market conduct that the Company may undertake with respect to activities in a fiduciary role, as principal, as well as agent, or through a special-purpose vehicle.

The management of operational risk is continuing to evolve into a distinct discipline with its own risk management structure, tools, and process, much like credit and market risk. The Citigroup Operational Risk Policy (the Policy) codifies the core governing principles for operational risk management and provides the framework to identify, control, monitor, measure, test, and report operational risks in a consistent manner across the Company. The Policy requires each business to identify its operational risks and establish controls for those risks to ensure compliance with laws, regulations, regulatory administrative actions, and Citigroup policies. It also requires that all businesses report their operational risk losses in accordance with Policy definitions into a standardized database.

Citigroup's operational risk framework includes the following core operational risk principles, which apply to all of Citigroup's businesses (certain newly acquired businesses are granted temporary exemptions to this policy):

- Senior Business Managers are accountable for managing Operational Risk.
- Citigroup has a system of checks and balances in place for operational risk management including:
  —an independent operational risk oversight function, reporting to the Citigroup Senior Risk Officer
  —a formal governance structure established by the Citigroup Controller and Chief Accounting Officer, jointly with the Head of Operational Risk for Citigroup, to provide direction, oversight, and monitoring of Citigroup's Risk and Control Self-Assessment (RCSA) programs
  —an independent Audit and Risk Review function
- Each major Citigroup business segment must have approved business-specific policies and procedures for managing operational risk including risk identification, mitigation, monitoring, measurement, and reporting, as well as processes for ensuring compliance with corporate policies and applicable laws and regulations.

The operational risk framework including the Policy and its requirements facilitates the aggregation of operational risks across products and businesses and promotes effective communication of those risks to management. Information about the businesses' operational risks and losses is reported regularly to the Citigroup Risk Management Committee and to the Citigroup Board of Directors. This includes information about the allocation of Risk Capital for operational risk to each business. Risk Capital is calculated based on an estimate of the operational loss potential for each major line of business adjusted for the quality of its control environment. Citigroup's methodologies for calculating capital continue to evolve to accommodate use of the increasing amounts of data that are becoming available as a product of the operational risk framework. Citigroup's operational risk framework facilitates the Company's response to the requirements of emerging regulatory guidance on operational risk, including those related to Basel 2 capital calculations.

Risk and Control Self-Assessment

During 2003, a formal governance structure was established to provide direction, oversight, and monitoring of Citigroup's RCSA programs. The Policy was amended to incorporate standards for risk and control self-assessment that are applicable to all businesses and to establish RCSA as the process whereby risks that are inherent in a business' strategy, objectives, and activities are identified and the effectiveness of the controls over those risks are evaluated and monitored. RCSA is based on COSO (The Committee of Sponsoring Organizations of the Treadway Commission) principles, which have been adopted as the minimum standards for all internal control reviews that comply with Sarbanes-Oxley, FDICIA or operational risk requirements. The policy requires, on a quarterly basis, businesses and staff functions to perform an RCSA that includes documentation of the control environment and policies, assessing the risks and controls, testing commensurate with risk level, corrective action tracking for control breakdowns or deficiencies and periodic reporting, including reporting to senior management and the Audit Committee. Beginning in 2004, the entire process is subject to audit by Citigroup's Audit and Risk Review with reporting to the Audit and Risk Management Committee of the Board.

Information Security and Continuity of Business

In October 2003, Citigroup formed an Executive Council of senior business managers to oversee information security and continuity of business policy and implementation. These are important issues for the Company and the entire industry in light of the risk environment. Significant upgrades to the Company's processes are continuing.

The Information Security Program complies with the Gramm-Leach Bliley Act and other regulatory guidance. The Citigroup Information Security Office conducted an end-to-end review of company-wide risk management processes for mitigating, monitoring, and responding to information security risk.

Citigroup mitigates business continuity risks by its long-standing practice of annual testing and review of recovery procedures by business units. The Citigroup Office of Business Continuity and the Global Continuity of Business Committee oversee this broad program area. Together, these groups issued a corporate-wide Continuity of Business policy effective January 2003 to improve consistency in contingency planning standards across the Company.

COUNTRY AND CROSS-BORDER RISK MANAGEMENT PROCESS

Country Risk

The Citigroup Country Risk Committee is chaired by senior international business management, and includes as its members business managers and independent risk managers from around the world. The committee's primary objective is to strengthen the management of country risk, defined as the total risk to the Company of an event that impacts a country. The committee regularly reviews all risk exposures within a country, makes recommendations as to actions, and follows up to ensure appropriate accountability.

Cross-Border Risk

The Company's cross-border outstandings reflect various economic and political risks, including those arising from restrictions on the transfer of funds as well as the inability to obtain payment from customers on their contractual obligations as a result of actions taken by foreign governments such as exchange controls, debt moratorium, and restrictions on the remittance of funds.

Management oversight of cross-border risk is performed through a formal country risk review process that includes setting of cross-border limits, at least annually, in each country in which Citigroup has cross-border exposure, monitoring of economic conditions globally and within individual countries with proactive action as warranted, and the establishment of internal risk management policies. Under FFIEC guidelines, total cross-border outstandings include cross-border claims on third parties as well as investments in and funding of local franchises. Cross-border claims on third parties (trade, short-term, and medium- and long-term claims) include cross-border loans, securities, deposits with banks, investments in affiliates, and other monetary assets, as well as net revaluation gains on foreign exchange and derivative products.

The cross-border outstandings are reported by assigning externally guaranteed outstandings to the country of the guarantor and outstandings for which tangible, liquid collateral is held outside of the obligor's country to the country in which the collateral is held. For securities received as collateral, outstandings are assigned to the domicile of the issuer of the securities.

Investments in and funding of local franchises represent the excess of local country assets over local country liabilities. Local country assets are claims on local residents recorded by branches and majority-owned subsidiaries of Citigroup domiciled in the country, adjusted for externally guaranteed outstandings and certain collateral. Local country liabilities are obligations of branches and majority-owned subsidiaries of Citigroup domiciled in the country, for which no cross-border guarantee is issued by Citigroup offices outside the country.

In regulatory reports under FFIEC guidelines, cross-border resale agreements are presented based on the domicile of the issuer of the securities that are held as collateral. However, for purposes of the following table, cross-border resale agreements are presented based on the domicile of the counterparty because the counterparty has the legal obligation for repayment. Similarly, under FFIEC guidelines, long trading securities positions are required to be reported on a gross basis. However, for purposes of the following table, certain long and short securities positions are presented on a net basis consistent with internal cross-border risk management policies, reflecting a reduction of risk from offsetting positions.

The table below shows all countries where total FFIEC cross-border outstandings exceed 0.75% of total Citigroup assets:

	December 31, 2003									December 31, 2002	
	Cross-border claims on third parties				Investments in local franchises						
In billions of dollars	Trading and short-term claims (1)	Resale agreements	All other	Total	Local country assets	Local country liabilities	Net investments in and funding of local franchises (2)	Total cross-border outstandings	Commitments (3)	Total cross-border outstandings	Commitments (3)
United Kingdom	$ 8.1	$21.6	$2.7	$32.4	$36.5	$59.1	$ —	$32.4	$28.3	$13.8	$26.3
Germany	13.3	2.2	1.5	17.0	19.6	14.9	4.7	21.7	14.5	19.0	10.9
France	6.3	7.4	1.1	14.8	0.8	0.9	—	14.8	7.9	15.9	5.9
Italy	11.4	1.0	0.3	12.7	3.9	2.4	1.5	14.2	2.3	11.3	1.6
Japan	2.3	7.8	1.6	11.7	30.8	42.2	—	11.7	0.5	9.4	0.4
Canada	3.1	0.3	1.2	4.6	12.5	6.9	5.6	10.2	2.2	7.0	2.1
Netherlands	6.0	0.7	1.7	8.4	0.1	1.3	—	8.4	3.7	9.9	4.1
Australia	2.6	0.5	0.7	3.8	18.2	13.8	4.4	8.2	0.2	3.3	0.2
Mexico (4)	2.4	—	4.3	6.7	41.3	40.4	0.9	7.6	0.5	9.1	0.5
Brazil	2.1	—	1.5	3.6	5.2	3.3	1.9	5.5	0.1	7.5	—

(1) Trading and short-term claims include cross-border debt and equity securities held in the trading account, trade finance receivables, net revaluation gains on foreign exchange and derivative contracts, and other claims with a maturity of less than one year.
(2) If local country liabilities exceed local country assets, zero is used for net investments in and funding of local franchises.
(3) Commitments (not included in total cross-border outstandings) include legally binding cross-border letters of credit and other commitments and contingencies as defined by the FFIEC.
(4) For further information on Mexico, see Note 26 to the Consolidated Financial Statements.

Total cross-border outstandings under FFIEC guidelines, including cross-border resale agreements based on the domicile of the issuer of the securities that are held as collateral, and long securities positions reported on a gross basis at December 31, 2003, 2002, and 2001, respectively, were (in billions): the United Kingdom ($14.6, $9.9, and $9.3), Germany ($41.4, $26.5, and $19.5), France ($17.5, $11.7, and $13.5), Italy ($18.7, $20.3, and $12.8), Japan ($11.9, $9.3, and $6.5), Canada ($11.5, $7.3, and $8.9), the Netherlands ($10.0, $7.8, and $6.9), Australia ($9.8, $3.4, and $2.2), Mexico ($9.0, $10.4, and $13.2), and Brazil ($6.8, $8.8, and $11.9).

Cross-border commitments (in billions) at December 31, 2001 were $16.8 for the United Kingdom, $7.3 for Germany, $8.7 for France, $2.4 for Italy, $3.3 for Japan, $3.4 for Canada, $3.0 for the Netherlands, $0.2 for Australia, $0.6 for Mexico, and $0.3 for Brazil.

The sector percentage allocation for bank, public and private cross-border claims, respectively, on third parties under FFIEC guidelines at December 31, 2003 was: the United Kingdom (17%, 16%, and 67%), Germany (25%, 56%, and 19%), France (21%, 46%, and 33%), Italy (4%, 81%, and 15%), Japan (3%, 42%, and 55%), Canada (21%, 27%, and 52%), the Netherlands (27%, 13%, and 60%), Australia (25%, 31%, and 44%), Mexico (0%, 47%, and 53%), and Brazil (11%, 18%, and 71%).

The following table shows cross-border outstandings to our 10 largest non-OECD countries:

	December 31, 2003									December 31, 2002	
	Cross-border claims on third parties				Investments in local franchises						
In billions of dollars	Trading and short-term claims (1)	Resale agreements	All other	Total	Local country assets	Local country liabilities	Net investments in and funding of local franchises (2)	Total cross-border outstandings	Commitments (3)	Total cross-border outstandings	Commitments (3)
Taiwan	$1.2	$4.4	$0.8	$6.4	$ 8.1	$11.6	$ —	$6.4	$0.2	$2.6	$0.5
Brazil	2.1	—	1.5	3.6	5.2	3.3	1.9	5.5	0.1	7.5	—
India	1.3	—	0.9	2.2	7.3	5.6	1.7	3.9	0.4	3.1	0.3
Chile	0.3	—	0.4	0.7	3.1	2.2	0.9	1.6	0.2	1.2	0.1
Russia	0.3	0.4	0.4	1.1	1.5	1.1	0.4	1.5	0.1	1.4	—
Thailand	0.3	0.5	—	0.8	2.8	2.1	0.7	1.5	0.1	1.3	0.1
Singapore	1.0	0.1	0.1	1.2	12.7	24.1	—	1.2	0.2	1.0	1.2
Hong Kong	0.9	0.1	0.1	1.1	8.9	20.1	—	1.1	0.1	1.1	0.2
South Africa	0.6	—	0.3	0.9	2.2	3.7	—	0.9	0.2	0.6	0.4
Colombia	0.5	—	0.1	0.6	1.0	0.8	0.2	0.8	0.1	1.0	0.1

(1) Trading and short-term claims include cross-border debt and equity securities held in the trading account, trade finance receivables, net revaluation gains on foreign exchange and derivative contracts, and other claims with a maturity of less than one year.
(2) If local country liabilities exceed local country assets, zero is used for net investments in and funding of local franchises.
(3) Commitments (not included in total cross-border outstandings) include legally binding cross-border letters of credit and other commitments and contingencies as defined by the FFIEC.

FR Y-9C
OMB Number 7100-0128
Ave. hrs. per response: 34.73
Expires March 31, 2005

Board of Governors of the Federal Reserve System

Consolidated Financial Statements for Bank Holding Companies — FR Y-9C

Report at the close of business as of the last calendar day of the quarter

This Report is required by law: Section 5(c) of the Bank Holding Company Act (12 U.S.C. 1844) and Section 225.5(b) of Regulation Y [12 CFR 225.5(b)].

This report form is to be filed by bank holding companies with total consolidated assets of $150 million or more. In addition, multibank holding companies with debt outstanding to the general public or that are engaged in a nonbank activity (either directly or indirectly) involving financial leverage or engaged in credit extending activities, must file this report (FR Y-9C) regardless of size. See page 1 of the general instructions for further information. However, when such bank holding companies own or control, or are owned or controlled by, other bank holding companies, only the top-tier holding company must file this report for the consolidated holding company organization, except that lower-tiered bank holding companies that have total consolidated assets of $1 billion or more must also file this report (FR Y-9C).

The Federal Reserve may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

NOTE: The Consolidated Financial Statements for Bank Holding Companies must be signed by one director of the bank holding company. This individual should also be a senior official of the bank holding company. In the event that the bank holding company does not have an individual who is a senior official and is also a director, the chairman of the board must sign the report.

The Consolidated Financial statements for Bank Holding Compani is to be prepared in accordance with the instructions provided by t Federal Reserve System.

I, Robert B. Willumstad, COO and President
Name and Title of Officer

have reviewed the Consolidated Financial Statements for Bank Holding Companies filed by the named bank holding company and have transmitted a copy of the report to the Board of Directors for their information.

Signature of Bank Holding Company Official

Date of Signature

Date of Report:
September 30, 2004
Month / Date / Year (BHCK 9999)

Citigroup, Inc.
Legal Title of Bank Holding Company (TEXT 9010)

399 Park Avenue
Street / P.O. Box (TEXT 9110)
(Mailing Address of the Bank Holding Company)

New York | NY | 10043-
City (TEXT 9130) State (TEXT 9200) Zip Code (TEXT 9220)

Return to the appropriate Federal Reserve District Bank the completed original and the number of copies specified by that District Bank.

For Federal Reserve Bank Use Only

RSSD ID Number ________

C.I. ____ S.F. ____

Person to whom questions about this report should be directed:

Cheryl Fous, Vice President
Name / Title (TEXT 8901)

212-559-3690
Area Code / Phone Number (TEXT 8902)

212-793-6652
FAX Number (TEXT 9116)

Fousc@citigroup.com
E-mail Address of Contact (TEXT 4086)

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Report of Income for Bank Holding Companies

Report all Schedules of the Report of Income on a calendar year-to-date basis.

Schedule HI-Consolidated Income Statement

Dollar Amounts in Thousands	BHCK	Bil Mil Thou	
1. Interest income			
a. Interest and fee income on loans:			
(1) In domestic offices	4010	19,562,000	1.a.(1)
(2) In foreign offices, Edge and Agreement subsidiaries, and IBFs	4059	13,567,000	1.a.(2)
b. Income from lease financing receivables	4065	731,000	1.b
c. Interest income on balances due from depository institutions (1)	4115	456,000	1.c
d. Interest and dividend income on securities:			
(1) U.S. Treasury securities and U.S. government agency obligations (excluding mortgage-backed securities)	B488	738,000	1.d.(1)
(2) Mortgage-backed securities	B489	897,000	1.d.(2)
(3) All other securities:	4060	4,821,000	1.d.(3)
e. Interest income from trading assets	4069	4,559,000	1.e.
f. Interest income on federal funds sold and securities purchased under agreements to resell	4020	3,246,000	1.f.
g. Other interest income	4518	379,000	1.g.
h. Total interest income (sum of items 1.a through 1.g)	4107	48,956,000	1.h.
2. Interest expense			
a. Interest on deposits:			
(1) In domestic offices:			
(a) Time deposits of $100,000 or more	A517	424,000	2.a.(1)(a)
(b) Time deposits of less than $100,000	A518	110,000	2.a.(1)(b)
(c) Other deposits	6761	668,000	2.a.(1)(c)
(2) In foreign offices, Edge and Agreement subsidiaries and IBFs	4172	4,866,000	2.a.(2)
b. Expense on federal funds purchased and securities sold under agreements to repurchase	4180	3,918,000	2.b.
c. Interest on trading liabilities and other borrowed money (excluding subordinated notes and debentures)	4185	4,805,000	2.c.
d. Interest on subordinated notes and debentures and on mandatory convertible securities	4397	250,000	2.d.
e. Other interest expense	4398	171,000	2.e.
f. Total interest expense (sum of items 2.a through 2.e)	4073	15,212,000	2.f.
3. Net interest income (item 1.h minus item 2.f)	4074	33,744,000	3.
4. Provision for loan and lease losses (from Schedule HI-B, part II, item 5)	4230	4,847,000	4.
5. Noninterest income:			
a. Income from fiduciary activities	4070	624,000	5.a.
b. Service charges on deposit accounts in domestic offices	4483	386,000	5.b.
c. Trading revenue (2)	A220	2,790,000	5.c.
d. Investment banking, advisory, brokerage, and underwriting fees and commissions	B490	9,245,000	5.d.
e. Venture capital revenue	B491	335,000	5.e.
f. Net servicing fees	B492	2,899,000	5.f.
g. Net securitization income	B493	2,778,000	5.g.
h. (1) Underwriting income from insurance and reinsurance activities	C386	1,858,000	5.h.(1)
(2) Income from other insurance and reinsurance activities	C387	1,164,000	5.h.(2)
i. Net gains (losses) on sales of loans and leases	8560	19,000	5.i.
j. Net gains (losses) on sales of other real estate owned	8561	(90,000)	5.j.
k. Net gains (losses) on sales of other assets (excluding securities)	B496	1,816,000	5.k.
l. Other noninterest income (3)	B497	6,186,000	5.l.
m. Total noninterest income (sum of items 5.a through 5.l)	4079	30,010,000	5.m.
6.a. Realized gains (losses) on held-to-maturity securities	3521	0	6.a.
b. Realized gains (losses) on available-for-sale securities	3196	623,000	6.b.

(1) Includes interest income on time certificates of deposit not held for trading.
(2) For bank holding companies required to complete Schedule HI, memoranda item 9, trading revenue reported in Schedule HI, item 5.c must equal the sum of memoranda items 9.a through 9.d.
(3) See Schedule HI, memoranda item 6.

Schedule HI—Continued

Dollar Amounts in Thousands

	BHCK	Bil Mil Thou	
7. Noninterest expense:			
a. Salaries and employee benefits	4135	17,483,000	7.a.
b. Expense on premises and fixed assets (net of rental income) (excluding salaries and employee benefits and mortgage interest)	4217	3,565,000	7.b.
c. (1) Goodwill impairment losses	C216	0	7.c(1).
(2) Amortization expense and impairment for other intangible assets	C232	657,000	7.c(2).
d. Other noninterest expense (4)	4092	21,172,000	7.d.
e. Total noninterest expense (sum of items 7.a through 7.d)	4093	42,877,000	7.e.
8. Income (loss) before income taxes and extraordinary items, and other adjustments (sum of items 3, 5.m, 6.a, and 6.b minus items 4 and 7.e)	4301	16,653,000	8.
9. Applicable income taxes (foreign and domestic)	4302	4,752,000	9.
10. Minority interest	4484	176,000	10.
11. Income (loss) before extraordinary items and other adjustments (item 8 minus items 9 and 10)	4300	11,725,000	11.
12. Extraordinary items, net of applicable taxes and minority interest (5)	4320	0	12.
13. Net income (loss) (sum of items 11 and 12)	4340	11,725,000	13.

(4) See Schedule HI, memoranda item 7.
(5) Describe on Schedule HI, memoranda item 8.

Memoranda

	BHCK	Bil Mil Thou	
1. Net interest income (item 3 above) on a fully taxable equivalent basis	4519	33,850,000	M.1.
2. Net income before income taxes, extraordinary items, and other adjustments (Item 8 above) on a fully taxable equivalent basis	4592	16,759,000	M.2.
3. Income on tax-exempt loans and leases to states and political subdivisions in the U.S. (included in Schedule HI, items 1.a and 1.b, above)	4313	39,000	M.3.
4. Income on tax-exempt securities issued by states and political subdivisions in the U.S. (included in Schedule HI, item 1.d(3), above)	4507	300,000	M.4.

	BHCK	Number	
5. Number of full-time equivalent employees at end of current period (round to nearest whole number)	4150	310,613	M.5.

6. Other noninterest income (from schedule HI, 5.1 above) (only report amounts that exceed 1% of the sum of Schedule HI, items 1.h and 5.m):

			BHCK	Bil Mil Thou	
a.	Income and fees from the printing and sale of checks		C013	0	M.6.a.
b.	Earnings on/increase in value of cash surrender value of life insurance		C014	0	M.6.b.
c.	Income and fees from automated teller machines (ATMs)		C016	0	M.6.c.
d.	Rent and other income from real estate owned		4042	0	M.6.d.
e.	Safe deposit box rent		C015	0	M.6.e.
f.	TEXT				
	8562	Credit & Charge Card Fees	8562	1,345,000	M.6.f.
g.	TEXT				
	8563		8563	N/A	M.6.g.
h.	TEXT				
	8564		8564	N/A	M.6.h.

Schedule HI—Continued

Memoranda (continued)

Dollar Amounts in Thousands

		BHCK	Bil Mil Thou	
7. Other noninterest expense (from schedule HI, 7.d above) (only report amounts that exceed 1% of Schedule HI, items 1.h and 5.m):				
a. Data processing expenses		C017	1,333,000	M.7.a.
b. Advertising and marketing expenses		0497	1,898,000	M.7.b.
c. Directors' fees		4136	0	M.7.c.
d. Printing, stationary, and supplies		C018	810,000	M.7.d.
e. Postage		8403	0	M.7.e.
f. Legal fees and expenses		4141	0	M.7.f.
g. FDIC deposit insurance assessments		4146	0	M.7.g.
h. TEXT 8565	Settlement Litigation/Incr.to Litigation Reserve	8565	8,332,000	M.7.h.
i. TEXT 8566	Communication Expense	8566	968,000	M.7.i.
j. TEXT 8567		8567	N/A	M.7.j.
8. Extraordinary items and other adjustments (from Schedule HI, item 12) (itemize all extraordinary items and other adjustments):				
a. (1) TEXT 3571		3571	N/A	M.8.a.(1)
(2) Applicable income tax effect	BHCK 3572 N/A			M.8.a.(2)
b. (1) TEXT 3573		3573	N/A	M.8.b.(1)
(2) Applicable income tax effect	BHCK 3574 N/A			M.8.b.(2)
c. (1) TEXT 3575		3575	N/A	M.8.c.(1)
(2) Applicable income tax effect	BHCK 3576 N/A			M.8.c.(2)
9. Trading revenue (from cash instruments and derivative instruments) (Sum of items 9.a through 9.d must equal Schedule HI, item 5.c.) **(To be completed by bank holding companies that reported average trading assets (Schedule HC-K, item 4.a) of $2 million or more for any quarter of the preceding calendar year):**				
a. Interest rate exposures		8757	(1,192,000)	M.9.a.
b. Foreign exchange exposures		8758	1,431,000	M.9.b.
c. Equity security and index exposures		8759	619,000	M.9.c.
d. Commodity and other exposures		8760	1,932,000	M.9.d.
10. Impact on income of derivatives held for purposes other than trading:				
a. Net increase (decrease) to interest income		8761	1,064,000	M.10.a.
b. Net (increase) decrease to interest expense		8762	7,000	M.10.b.
c. Other (noninterest) allocations		8763	363,000	M.10.c.
11. Credit losses on derivatives (see instructions)		A251	46,000	M.11.
12. a. Income from the sale and servicing of mutual funds and annuities (in domestic offices)		8431	2,024,000	M.12.a.
b. (1) Premiums on insurance related to the extension of credit		C242	142,000	M.12.b.(1)
(2) All other insurance premiums		C243	1,716,000	M.12.b.(2)
c. Benefits, losses, and expenses from insurance-related activities		B983	3,696,000	M.12.c.
13. Does the reporting bank holding company have a Subchapter S election in effect for federal income tax purposes for the current tax year? (Enter "1" for yes; enter "0" for no)		BHCK A530	0	M.13.

	BHCK	Bil Mil Thou	
14. Stock-based employee compensation expense (net of tax effects)	C408	145,000	M.14.
15. Stock-based employee compensation expense (net of tax effects) calculated for all awards under the fair value method	C409	269,000	M.15.

Schedule HI-A—Changes in Equity Capital

	Dollar Amounts in Thousands		
	BHCK	Bil Mil Thou	
1. Equity capital most recently reported for the end of previous calendar year (i.e., after adjustments from amended Reports of Income)	3217	98,014,000	1.
2. Restatements due to corrections of material accounting errors and changes in accounting principles	B507	0	2.
3. Balance end of previous calendar year as restated (sum of items 1 and 2)	B508	98,014,000	3.
	bhct		
4. Net income (loss) (must equal Schedule HI, item 13)	4340	11,725,000	4.
5. Sale of perpetual preferred stock (excluding treasury stock transactions):	BHCK		
a. Sale of perpetual preferred stock, gross	3577	0	5.a.
b. Conversion or retirement of perpetual preferred stock	3578	0	5.b.
6. Sale of common stock:			
a. Sale of common stock, gross	3579	0	6.a.
b. Conversion or retirement of common stock	3580	1,154,000	6.b.
7. Sale of treasury stock	4782	1,488,000	7.
8. LESS: Purchase of treasury stock	4783	778,000	8.
9. Changes incident to business combinations, net	4356	0	9.
10. LESS: Cash dividends declared on preferred stock	4598	51,000	10.
11. LESS: Cash dividends declared on common stock	4460	6,227,000	11.
12. Other comprehensive income (1)	B511	(1,618,000)	12.
13. Change in the offsetting debit to the liability for Employee Stock Ownership Plan (ESOP) debt guaranteed by the bank holding company	4591	0	13.
14. Other adjustments to equity capital (not included above)	3581	(341,000)	14.
15. Total equity capital end of current period (sum of items 3, 4, 5, 6, 7, 9, 12, 13, and 14, less items, 8, 10, and 11)(must equal item 28 on Schedule HC, Balance Sheet)	bhct 3210	103,366,000	15.

(1) Includes changes in net unrealized holding gains (losses) on available-for-sale securities, changes in accumulated net gains (losses) on cash flow hedges, foreign currency translation adjustments, and changes in minimum pension liability adjustments.

Schedule HI-B—Charge-Offs and Recoveries on Loans and Leases and Changes in Allowance for Loan and Lease Losses

Dollar Amounts in Thousands

I. Charge-offs and Recoveries on Loans and Leases (Fully Consolidated)	Charge-offs[1] (Column A) BHCK	Bil Mil Thou	Recoveries (Column B) BHCK	Bil Mil Thou	
1. Loans secured by real estate:					
a. Construction, land development, and other land loans in domestic offices	3582	0	3583	0	1.a.
b. Secured by farmland in domestic offices	3584	0	3585	0	1.b.
c. Secured by 1-4 family residential properties in domestic offices:					
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5411	8,000	5412	2,000	1.c.(1)
(2) Closed-end loans secured by 1-4 family residential properties in domestic offices					
(a) Secured by first liens	C234	418,000	C217	30,000	1.c.(2).(a)
(b) Secured by junior liens	C235	62,000	C218	2,000	1.c.(2).(b)
d. Secured by multifamily (5 or more) residential properties in domestic offices	3588	3,000	3589	0	1.d.
e. Secured by nonfarm nonresidential properties in domestic offices	3590	0	3591	2,000	1.e.
f. In foreign offices	B512	103,000	B513	62,000	1.f.
2. Loans to depository institutions and acceptances of other banks:					
a. To U.S. banks and other U.S. depository institutions	4653	0	4663	0	2.a.
b. To foreign banks	4654	2,000	4664	38,000	2.b.
3. Loans to finance agricultural production and other loans to farmers	4655	1,000	4665	1,000	3.
4. Commercial and industrial loans:					
a. To U.S. addressees (domicile)	4645	284,000	4617	105,000	4.a.
b. To non-U.S. addressees (domicile)	4646	582,000	4618	316,000	4.b.
5. Loans to individuals for household, family, and other personal expenditures:					
a. Credit cards	B514	3,837,000	B515	718,000	5.a.
b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B516	2,803,000	B517	396,000	5.b.
6. Loans to foreign governments and official institutions	4643	0	4627	1,000	6.
7. All other loans	4644	15,000	4628	8,000	7.
8. Lease financing receivables:					
a. To U.S. addressees (domicile)	4658	84,000	4668	20,000	8.a.
b. To non-U.S. addressees (domicile)	4659	44,000	4669	21,000	8.b.
9. Total (sum of items 1 through 8)	4635	8,246,000	4605	1,722,000	9.

Memoranda

	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule HI-B, part I, items 4 and 7 above	5409	0	5410	0	M.1.
2. Loans secured by real estate to non-U.S. addressees (domicile) (included in Schedule HI-B, part I, item 1, above)	4652	103,000	4662	62,000	M.2.

[1] Include write-downs arising from transfers to a held-for-sale account.

Schedule HI-B—Continued

Memoranda - Continued

	Dollar Amounts in Thousands		
	BHCK	Bil Mil Thou	
Memorandum item 3 is to be completed by (1) bank holding companies that, together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) bank holding companies that on a consolidated basis are credit card specialty holding companies (as defined in the instructions)			
3. Uncollectable retail credit card fees and finance charges reversed against income (i.e. not included in charge-offs against the allowance for loan and lease losses)	C388	1,020,000	M.3.

	Dollar Amounts in Thousands		
	BHCK	Bil Mil Thou	
II. Changes in allowance for loan and lease losses			
1. Balance most recently reported at end of previous year (i.e., after adjustments from amended Reports of Income)	B522	12,643,000	1.
	bhct		
2. Recoveries (Must equal Schedule HI-B, part I, item 9, column B, above)	4605	1,722,000	2.
3. LESS: Charge-offs (must equal Schedule HI-B, part I, item 9, column A above less Schedule HI-B, part II, item 4)	C079	8,246,000	3.
	BHCK		
4. Less: write-downs arising from transfers of loans to a held-for-sale account	5523	0	4.
	bhct		
5. Provision for loan and lease losses (must equal Schedule HI, item 4)	4230	4,847,000	5.
6. Adjustments (see instructions for this schedule)	C233	1,068,000	6.
	bhct		
7. Balance at end of period (sum of items 1,2,5,and 6, less items 3 and 4 must equal Schedule HC, item 4.c)	3123	12,034,000	7.

Memoranda

	Dollar Amounts in Thousands		
	BHCK	Bil Mil Thou	
1. Allocated transfer risk reserve included in Schedule HI-B, part II, item 7	C435	99,000	M.1.
Memorandum items 2 and 3 are to be completed by (1) bank holding companies that, together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) bank holding companies that on a consolidated basis are credit card specialty holding companies (as defined in the instructions)			
2. Separate valuation allowance for uncollectable retail credit card fees and finance charges	C389	0	M.2.
3. Amount of allowance for loan and lease losses attributable to retail credit card fees and finance charges (included in Schedule HC, item 4.c and Schedule HI-B, part II, item 7)	C390	397,000	M.3.

Notes to the Income Statement—Predecessor Financial Items

For bank holding companies involved in a business combination(s) during the quarter, provide on the lines below income statement information for any
acquired company(ies) with aggregated assets of $10 billion or more or 5 percent of the reporting bank holding company's total consolidated assets as
of the previous quarter-end, whichever is less. Information should be reported year-to-date of acquisition.

Dollar Amounts in Thousands	BHBC	Bil Mil Thou	
1. Total interest income	4107	N/A	1.
a. Interest income on loans and leases	4094	N/A	1.a.
b. Interest income on investment securities	4218	N/A	1.b.
2. Total interest expense	4073	N/A	2.
a. Interest expense on deposits	4421	N/A	2.a.
3. Net interest income	4074	N/A	3.
4. Provision for loan and lease losses	4230	N/A	4.
5. Total noninterest income	4079	N/A	5.
a. Income from fiduciary activities	4070	N/A	5.a.
b. Trading revenue	A220	N/A	5.b.
c. Investment banking, advisory, brokerage, and underwriting fees and commissions	B490	N/A	5.c.
d. Venture capital revenue	B491	N/A	5.d.
e. Net securitization income	B493	N/A	5.e.
f. Insurance commissions and fees	B494	N/A	5.f.
6. Realized gains (losses) on held-to-maturity and available-for-sale securities	4091	N/A	6.
7. Total noninterest expense	4093	N/A	7.
a. Salaries and employee benefits	4135	N/A	7.a.
b. Goodwill impairment losses	C216	N/A	7.b.
8. Income (loss) before taxes, extraordinary items, and other adjustments	4301	N/A	8.
9. Applicable income taxes	4302	N/A	9.
10. Minority interest	4484	N/A	10.
11. Extraordinary items, net of applicable income taxes and minority interest	4320	N/A	11.
12. Net income (loss)	4340	N/A	12.
13. Cash dividends declared	4475	N/A	13.
14. Net charge-offs	6061	N/A	14.
15. Net interest income (item 3 above) on a fully taxable equivalent basis	4519	N/A	15.

Notes to the Income Statement—Other

Enter in the lines provided below any additional information on specific line items on the income statement or to its schedules that the bank holding
company wishes to explain, that has been separately disclosed in the bank holding company's quarterly reports to its shareholders, in its press releases,
or on its quarterly reports to the Securities and Exchange Commission (SEC). Exclude any transactions that have been separately disclosed under the
reporting requirements specified in memoranda items 6 through 8 to Schedule HI, the Consolidated Income Statement.

Also include any transactions which previously would have appeared as footnotes to Schedules HI through HI-B.

Each additional piece of information disclosed should include the appropriate reference to schedule and item number, as well as a description of the
additional information and the dollar amount (in thousands of dollars) associated with that disclosure.

Example

A bank holding company has received $1.35 million of back interest on loans and leases that are currently in nonaccrual status. The holding company's
interest income for the quarter shows that increase which has been disclosed in the report to the stockholders and to the SEC. Enter on the line item
below the following information:

TEXT		BHCK	Bil	Mil	Thou
0000	Sch. HI, item 1.a(1), Recognition of interest payments on				
	nonaccrual loans to XYZ country				
		0000		1	350

Notes to the Income Statement—Other

	TEXT		BHCK	Dollar amount in thousands (Bil Mil Thou)	
1.	5351	Schedule HI-B, line 6 includes the addition of allowance for credit losses related to acquisitions	5351	863,000	1.
2.	5352		5352	N/A	2.
3.	5353		5353	N/A	3.
4.	5354		5354	N/A	4.
5.	5355		5355	N/A	5.
6.	B042		B042	N/A	6.
7.	B043		B043	N/A	7.
8.	B044		B044	N/A	8.
9.	B045		B045	N/A	9.
10.	B046		B046	N/A	10.

Notes to the Income Statement—Other, Continued

	TEXT		Dollar amount in thousands BHCK	Bil Mil Thou	
11.	B047		B047	N/A	11.
12.	B048		B048	N/A	12.
13.	B049		B049	N/A	13.
14.	B050		B050	N/A	14.
15.	B051		B051	N/A	15.
16.	B052		B052	N/A	16.
17.	B053		B053	N/A	17.
18.	B054		B054	N/A	18.
19.	B055		B055	N/A	19.
20.	B056		B056	N/A	20.

For Federal Reserve Bank Use Only

C.I. ___

Citigroup, Inc.

Name of Bank Holding Company

Consolidated Financial Statements for Bank Holding Companies

Report at the close of business September 30, 2004

Schedule HC—Consolidated Balance Sheet

			Dollar Amounts in Thousands		
			BHCK	Bil Mil Thou	
ASSETS					
1. Cash and balances due from depository institutions:					
a. Noninterest-bearing balances and currency and coin. (1)			0081	25,483,000	1.a.
b. Interest-bearing balances: (2)					
(1) In U.S. offices			0395	625,000	1.b.(1)
(2) In foreign offices, Edge and Agreement subsidiaries, and IBFs			0397	22,782,000	1.b.(2)
2. Securities :					
a. Held-to-maturity securities (from Schedule HC-B, column A)			1754	94,000	2.a.
b. Available-for-sale securities (from Schedule HC-B, column D)			1773	195,666,000	2.b.
3. Federal funds sold and securities purchased under agreements to resell:					
a. Federal funds sold in domestic offices		BHDM	B987	16,000	3.a.
b. Securities purchased under agreements to resell (3)		BHCK	B989	208,143,000	3.b.
4. Loans and lease financing receivables:					
a. Loans and leases held for sale			5369	16,288,000	4.a.
b. Loans and leases, net of unearned income	B528	539,916,000			4.b.
c. LESS: Allowance for loan and lease losses	3123	12,034,000			4.c.
d. Loans and leases, net of unearned income and allowance for loan and lease losses (item 4.b minus items 4.c)			B529	527,882,000	4.d.
5. Trading assets (from Schedule HC-D)			3545	264,227,000	5.
6. Premises and fixed assets (including capitalized leases)			2145	8,052,000	6.
7. Other real estate owned (from Schedule HC-M)			2150	870,000	7.
8. Investments in unconsolidated subsidiaries and associated companies			2130	2,722,000	8.
9. Customers' liability on acceptances outstanding			2155	1,447,000	9.
10. Intangible assets:					
a. Goodwill			3163	30,809,000	10.a.
b. Other intangible assets (from Schedule HC-M)			0426	16,192,000	10.b.
11. Other assets (from Schedule HC-F)			2160	115,256,000	11.
12. Total assets (sum of items 1 through 11)			2170	1,436,554,000	12.

(1) Includes cash items in process of collection and unposted debits
(2) Includes time certificates of deposit not held for trading
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

Schedule HC—Continued

		Dollar Amounts in Thousands		
		BHDM	Bil Mil Thou	
LIABILITIES				
13. Deposits:				
a. In domestic offices (from Schedule HC-E):				
(1) Noninterest-bearing (1)		6631	30,693,000	13.a.(1)
(2) Interest-bearing		6636	156,309,000	13.a.(2)
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs:		BHFN		
(1) Noninterest-bearing		6631	27,512,000	13.b.(1)
(2) Interest-bearing		6636	319,937,000	13.b.(2)
		BHCK		
14. Federal funds purchased and securities sold under agreements to repurchase:				
a. Federal funds purchased in domestic offices (2)	BHDM	B993	10,457,000	14.a.
b. Securities sold under agreements to repurchase (3)	BHCK	B995	206,700,000	14.b.
15. Trading liabilities (from Schedule HC-D)		3548	137,078,000	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule HC-M)		3190	236,069,000	16.
17. Not applicable				
18. Liability on acceptances executed and outstanding		2920	1,447,000	18.
19. Subordinated notes and debentures (4)		4062	18,799,000	19.
20. Other liabilities (from Schedule HC-G) (5)		2750	186,373,000	20.
21. Total liabilities (sum of items 13 through 20)		2948	1,331,374,000	21.
22. Minority interest in consolidated subsidiaries and similar items		3000	1,814,000	22.
EQUITY CAPITAL				
23. Perpetual preferred stock and related surplus		3283	1,125,000	23.
24. Common stock (par value)		3230	55,000	24.
25. Surplus (exclude all surplus related to preferred stock)		3240	18,685,000	25.
26 a. Retained earnings		3247	98,930,000	26.a.
b. Accumulated other comprehensive income (6)		B530	(2,424,000)	26.b.
27. Other equity capital components (7)		A130	(13,005,000)	27.
28. TOTAL EQUITY CAPITAL (sum of items 23 through 27)		3210	103,366,000	28.
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22 and 28)		3300	1,436,554,000	29.

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule HC, item 16, "Other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreign offices regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes guaranteed preferred beneficial interests in the bank holding company's junior subordinated debt securities (trust preferred securities).
(6) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(7) Includes treasury stock and unearned Employee Stock Ownership Plan shares.

Schedule HC—B Securities

Dollar Amounts in Thousands	Held-to-Maturity				Available-for-Sale				
	(Column A) Amortized Cost		(Column B) Fair Value		(Column C) Amortized Cost		(Column D) Fair Value		
	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
1. U.S. Treasury securities	0211	2,000	0213	2,000	1286	15,716,000	1287	15,647,000	1.
2. U.S. government agency obligations (exclude mortgage-backed securities):									
a. Issued by U.S. government agencies (1)	1289	0	1290	0	1291	333,000	1293	338,000	2.a.
b. Issued by U.S. government-sponsored agencies (2)	1294	0	1295	0	1297	19,946,000	1298	19,945,000	2.b.
3. Securities issued by states and political subdivisions in the U.S.	8496	0	8497	0	8498	8,765,000	8499	9,341,000	3.
4. Mortgage-backed securities (MBS)									
a. Pass-through securities:									
(1) Guaranteed by GNMA	1698	1,000	1699	1,000	1701	7,666,000	1702	7,699,000	4.a.(1)
(2) Issued by FNMA and FHLMC	1703	5,000	1705	5,000	1706	6,735,000	1707	6,810,000	4.a.(2)
(3) Other pass-through securities	1709	0	1710	0	1711	45,000	1713	45,000	4.a.(3)
b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):									
(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1714	0	1715	0	1716	2,321,000	1717	2,409,000	4.b.(1)
(2) Collateralized by MBS issued or guaranteed by FNMA, FHLMC, or GNMA	1718	0	1719	0	1731	4,000	1732	4,000	4.b.(2)
(3) All other mortgage-backed securities	1733	0	1734	0	1735	4,628,000	1736	4,824,000	4.b.(3)
5. Asset-backed securities (ABS):									
a. Credit card receivables	B838	0	B839	0	B840	2,868,000	B841	2,849,000	5.a.
b. Home equity lines	B842	0	B843	0	B844	1,063,000	B845	1,070,000	5.b.
c. Automobile loans	B846	0	B847	0	B848	290,000	B849	291,000	5.c.
d. Other consumer loans	B850	0	B851	0	B852	149,000	B853	165,000	5.d.
e. Commercial and industrial loans	B854	0	B855	0	B856	158,000	B857	158,000	5.e.
f. Other	B858	0	B859	0	B860	354,000	B861	357,000	5.f.
6. Other debt securities:									
a. Other domestic debt securities	1737	0	1738	0	1739	34,414,000	1741	35,610,000	6.a.
b. Foreign debt securities	1742	86,000	1743	86,000	1744	82,718,000	1746	83,424,000	6.b.

(1) Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations, and Export-Import Bank Participation certificates.
(2) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, the Federal Home Loan Mortgage Corporation, the Federal
National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Schedule HC-B — Continued

Dollar Amounts in Thousands	Held-to-Maturity				Available-for-sale				
	(Column A) Amortized Cost		(Column B) Fair Value		(Column C) Amortized Cost		(Column D) Fair Value'		
	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
7. Investments in mutual funds and other equity securities with readily determinable fair values...........					A510	4,069,000	A511	4,680,000	7.
8. Total (sum of 1 through 7) (total of column A must equal Schedule HC, item 2.a) (total of column D must equal Schedule HC, item 2.b)	bhct						bhct		
	1754	94,000	1771	94,000	1772	192,242,000	1773	195,666,000	8.

Memoranda

	BHCK	Bil Mil Thou	
1. Pledged securities (1)........	0416	66,032,000	M.1.
2. Remaining maturity of debt securities (Schedule HC-B, items 1 through 6.b in columns A and D above):			
a. 1 year and less........	0383	34,183,000	M.2.a.
b. Over 1 year to 5 years........	0384	82,863,000	M.2.b.
c. Over 5 years........	0387	74,034,000	M.2.c.
3. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date of sale or transfer)........	1778	0	M.3.
4. Structured notes (included in the held-to-maturity and available-for-sale accounts in Schedule HC-B, items 2, 3, 5, and 6):			
a. Amortized cost........	8782	621,000	M.4.a.
b. Fair value........	8783	663,000	M.4.b.

(1) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.

Schedule HC-C — Loans and Lease Financing Receivables

Do not deduct the allowance for loan and lease losses from amounts reported in this schedule. Report (1) loans and leases held for sale and (2) other loans
and leases, net of unearned income. Exclude assets held for trading and commercial paper.

Dollar Amounts in Thousands

	Consolidated (Column A) BHCK	Bil Mil Thou	In Domestic Offices (Column B) BHDM	Bil Mil Thou	
1. Loans secured by real estate	1410	202,326,000			1.
a. Construction and land development, and other land loans			1415	742,000	1.a.
b. Secured by farmland			1420	1,183,000	1.b.
c. Secured by 1-4 family residential properties:					
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit			1797	12,949,000	1.c.(1)
(2) All other loans secured by 1-4 family residential properties:					
(a) Secured by first liens			5367	125,539,000	1.c.(2)(a)
(b) Secured by junior liens			5368	8,588,000	1.c.(2)(b)
d. Secured by multifamily (5 or more) residential properties:			1460	8,106,000	1.d.
e. Secured by nonfarm nonresidential properties			1480	5,897,000	1.e.
2. Loans to depository institutions and acceptances of other banks			1288	486,000	2.
a. To U.S. banks and other U.S. depository institutions	1292	327,000			2.a.
b. To foreign banks	1296	5,429,000			2.b.
3. Loans to finance agricultural production and other loans to farmers	1590	386,000	1590	35,000	3.
4. Commercial and industrial loans			1766	30,994,000	4.
a. To U.S. addressees (domicile)	1763	31,433,000			4.a.
b. To non-U.S. addressees (domicile)	1764	81,963,000			4.b.
5. Not applicable					
6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper)			1975	109,435,000	6.
a. Credit cards	B538	80,411,000			6.a.
b. Other revolving credit plans	B539	13,730,000			6.b.
c. Other consumer loans (includes single payment, installment, and all student loans)	2011	87,897,000			6.c.
7. Loans to foreign governments and official institutions (including foreign central banks)	2081	1,757,000	2081	24,000	7.
8. Not applicable					
9. All other loans:	1635	41,667,000	1635	28,436,000	9.
10. Lease financing receivables (net of unearned income)			2165	8,241,000	10.
a. To U.S. addressees (domicile)	2182	7,533,000			10.a.
b. To non-U.S. addressees (domicile)	2183	4,473,000			10.b.
11. LESS: Any unearned income on loans reflected in items 1-9 above	2123	3,128,000	2123	1,810,000	11.
12. Total (sum of items 1 through 10 minus item 11) (total of column A must equal Schedule HC, sum of items 4.a and 4.b)	2122	556,204,000	2122	338,845,000	12.

Schedule HC-C—Continued

Memoranda	Dollar Amounts in Thousands Consolidated BHCK Bil Mil Thou		
1. Loans and leases restructured and in compliance with modified terms (included in Schedule HC-C, above and not reported as past due or nonaccrual in Schedule HC-N, memorandum item 1) (exclude loans secured by 1-4 family residential properties and loans to individuals for household, family, and other personal expenditures)	1616	95,000	M.1.
2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule HC-C, items 4 and 9, column A, above	2746	916,000	M.2.
3. Loans secured by real estate to non-U.S. addressees (domicile) (included in Schedule HC-C, item 1, column A)	B837	37,924,000	M.3.
Memorandum item 4 is to be completed by (1) bank holding companies that, together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) bank holding companies that on a consolidated basis are credit card specialty holding companies (as defined in the instructions)			
4. Outstanding credit card fees and finance charges (included in Schedule HC-C, item 6.a., column A)	C391	4,408,000	M.4.

Schedule HC-D—Trading Assets and Liabilities

Schedule HC-D is to be completed by bank holding companies that reported average trading assets (Schedule HC-K, Item 4.a) of $2 million or more for any quarter of the preceding calendar year.

	Dollar Amounts in Thousands BHCK Bil Mil Thou		
ASSETS			
1. U.S. Treasury securities in domestic offices	3531	14,766,000	1.
2. U.S. Government agency obligations in domestic offices (exclude mortgage-backed securities)	3532	17,714,000	2.
3. Securities issued by states and political subdivisions in the U.S. in domestic offices	3533	10,136,000	3.
4. Mortgage-backed securities (MBS) in domestic offices:			
a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA	3534	17,525,000	4.a.
b. Other MBS issued or guaranteed by FNMA, FHLMC, or GNMA (include CMOs, REMICs, and stripped MBS)	3535	5,849,000	4.b.
c. All other mortgage-backed securities	3536	11,180,000	4.c.
5. Other debt securities in domestic offices	3537	36,822,000	5.
6.-8. Not applicable.			
9. Other trading assets in domestic offices	3541	18,826,000	9.
10. Trading assets in foreign offices	3542	85,475,000	10.
11. Revaluation gains on derivative contracts:			
a. In domestic offices	3543	20,673,000	11.a.
	BHFN		
b. In foreign offices	3543	25,261,000	11.b.
	bhct		
12. Total trading assets (sum of items 1 through 11) (must equal Schedule HC, item 5)	3545	264,227,000	12.
LIABILITIES	BHCK		
13. Liability for short positions	3546	88,114,000	13.
14. Revaluation losses on derivative contracts	3547	48,964,000	14.
	bhct		
15. Total trading liabilities (sum of items 13 and 14)(must equal Schedule HC, item 15)	3548	137,078,000	15.

Schedule HC-E—Deposit Liabilities (1)

		Dollar Amounts in Thousands (Bil / Mil / Thou)	
1. Deposits held in domestic offices of commercial bank subsidiaries of the reporting bank holding company:	BHCB		
a. Demand deposits	2210	11,162,000	1.a.
b. NOW, ATS, and other transaction accounts	3187	1,490,000	1.b.
c. Money market deposit accounts and other savings accounts	2389	93,036,000	1.c.
d. Time deposits of less than $100,000	6648	2,978,000	1.d.
e. Time deposits of $100,000 or more	2604	20,288,000	1.e.
2. Deposits held in domestic offices of other depository institutions that are subsidiaries of the reporting bank holding company:	BHOD		
a. Noninterest-bearing balances	3189	5,587,000	2.a.
b. NOW, ATS, and other transaction accounts	3187	665,000	2.b.
c. Money market deposit accounts and other savings accounts	2389	42,933,000	2.c.
d. Time deposits of less than $100,000	6648	5,770,000	2.d.
e. Time deposits of $100,000 or more	2604	3,093,000	2.e.

Memoranda

	BHDM	Bil / Mil / Thou	
1. Brokered deposits less than $100,000 with a remaining maturity of one year or less	A243	41,144,000	M.1.
2. Brokered deposits less than $100,000 with a remaining maturity of more than one year	A164	53,000	M.2.
3. Time deposits of $100,000 or more with a remaining maturity of one year or less	A242	19,897,000	M.3.
	BHFN		
4. Foreign office time deposits with a remaining maturity of one year or less	A245	109,523,000	M.4.

(1) The sum of items 1.a through 1.e and items 2.a through 2.e must equal the sum of Schedule HC, items 13.a.(1) and 13.a.(2).

Schedule HC-F—Other Assets

	BHCK	Dollar Amounts in Thousands (Bil / Mil / Thou)	
1. Accrued interest receivable(1)	B556	7,932,000	1.
2. Net deferred tax assets (2)	2148	3,594,000	2.
3. Interest-only strips receivable (not in the form of a security) (3) on:			
a. Mortgage loans	A519	447,000	3.a.
b. Other financial assets	A520	0	3.b.
4. Equity securities that DO NOT have readily determinable fair values (4)	1752	8,345,000	4.
5. Other	2168	94,938,000	5.
a. Cash surrender value of life insurance (report only amounts that exceed 25% of Schedule HC-F, item 5) C009 0			5.a.
	bhct		
6. Total (sum of items 1 through 5) (must equal Schedule HC, item 11)	2160	115,256,000	6.

(1) Include accrued interest receivable on loans, losses, debt securities, and other interest-bearing assets.
(2) See discussion of deferred income taxes in Glossary entry on "income taxes."
(3) Report interest-only strips receivable in the form of a security as available-for-sale securities in Schedule HC, item 2.b, or as trading assets in Schedule HC, item 5, as appropriate.
(4) Include Federal Reserve stock, Federal Home Loan Bank stock, and bankers' bank stock.

Schedule HC-G—Other Liabilities

	BHCK	Dollar Amounts in Thousands (Bil / Mil / Thou)	
1. Not applicable			
2. Net deferred tax liabilities (1)	3049	1,446,000	2.
3. Allowance for credit losses on off-balance sheet credit exposures	B557	600,000	3.
4. Other	B984	184,327,000	4.
	bhct		
5. Total (sum of items 2 through 4) (must equal Schedule HC, item 20)	2750	186,373,000	5.

(1) See discussion of deferred income taxes in Glossary entry on "income taxes."

Schedule HC-H—Interest Sensitivity (1)

	Dollar Amounts in Thousands	BHCK Bil Mil Thou	
1. Earning assets that are repriceable within one year or mature within one year	3197	550,565,000	1.
2. Interest-bearing deposit liabilities that reprice within one year or mature within one year included in item 13.a.(2) and 13.b.(2) on Schedule HC, Balance Sheet	3296	316,869,000	2.
3. Long-term debt with a remaining maturity of more than one year but reprices within one year included in items 16 and 19 on Schedule HC, Balance Sheet	3298	97,253,000	3.
4. Variable rate preferred stock (includes both limited-life and perpetual preferred stock)	3408	125,000	4.
5. Long-term debt reported in Schedule HC, item 19 on the Balance Sheet that is scheduled to mature within one year	3409	0	5.

(1) Bank holding companies with foreign offices have the option of excluding the smallest of such non-U.S. offices from coverage in this schedule. Such
bank holding companies may omit the smallest of their offices in foreign countries when arrayed by total assets provided that the assets of the excluded
offices do not exceed 50 percent of the total assets of the holding company's assets in foreign countries and 10 percent of the holding company's total
consolidated assets as of the report date.

Schedule HC-I—Insurance-Related Underwriting Activities (including reinsurance)

Part I. Property and Casualty Underwriting

Schedule HC-I must be completed by all top-tier bank holding companies. (See instructions for additional information.)

	Dollar Amounts in Thousands	BHCK Bil Mil Thou	
ASSETS			
1. Reinsurance recoverables	B988	0	1.
2. Total assets	C244	0	2.
LIABILITIES			
3. Claims and claims adjustment expense reserves	B990	0	3.
4. Unearned premiums	B991	0	4.
5. Total equity	C245	0	5.
6. Net Income	C246	0	6.

Part II. Life and Health Underwriting

	Dollar Amounts in Thousands	BHCK Bil Mil Thou	
ASSETS			
1. Reinsurance recoverables	C247	4,722,000	1.
2. Separate account assets	B992	29,839,000	2.
3. Total assets	C248	102,635,000	3.
LIABILITIES			
4. Policy holder benefits and contract holder funds	B994	51,892,000	4.
5. Separate account liabilities	B996	29,865,000	5.
6. Total equity	C249	13,836,000	6.
7. Net income	C250	1,667,000	7.

Schedule HC-K—Quarterly Averages

	BHCK	Dollar Amounts in Thousands (Bil Mil Thou)	
ASSETS			
1. Securities	3515	189,411,000	1.
2. Federal funds sold and securities purchased under agreements to resell	3365	204,759,000	2.
3. Loans and leases	3516	553,260,000	3.
4. a. Trading assets	3401	240,377,000	4.a.
b. Other earning assets	B985	32,372,000	4.b.
5. Total consolidated assets	3368	1,431,382,000	5.
LIABILITIES			
6. Interest-bearing deposits (domestic)	3517	159,695,000	6.
7. Interest-bearing deposits (foreign)	3404	317,032,000	7.
8. Federal funds purchased and securities sold under agreements to repurchase	3353	207,342,000	8.
9. All other borrowed money	2635	227,614,000	9.
10. Not applicable			
EQUITY CAPITAL			
11. Equity capital (excludes limited-life preferred stock)	3519	98,373,000	11.

For Federal Reserve Bank Use Only
C.I.

(Report only transactions with nonrelated institutions)

Schedule HC-L—Derivatives and Off-Balance-Sheet Items

	BHCK	Dollar Amounts in Thousands (Bil Mil Thou)	
1. Unused commitments (report only the unused portions of commitments that are fee paid or otherwise legally binding):			
a. Revolving, open-end loans secured by 1-4 family residential properties, e.g., home equity lines	3814	14,348,000	1.a.
b. Credit card lines	3815	757,596,000	1.b.
c. (1) Commitments to fund commercial real estate, construction, and land development loans secured by real estate	3816	1,610,000	1.c.(1)
(2) Commitments to fund commercial real estate, construction, and land development loans NOT secured by real estate	6550	246,000	1.c.(2)
d. Securities underwriting	3817	98,000	1.d.
e. Other unused commitments	3818	244,655,000	1.e.
2. Financial standby letters of credit and foreign office guarantees	6566	37,118,000	2.
a. Amount of financial standby letters of credit conveyed to others	3820	1,828,000	2.a.
3. Performance standby letters of credit and foreign office guarantees	6570	8,440,000	3.
a. Amount of performance standby letters of credit conveyed to others	3822	585,000	3.a.
4. Commercial and similar letters of credit	3411	5,781,000	4.
5. Participations in acceptances conveyed to others by the reporting bank holding company	3428	0	5.
6. Securities lent	3433	54,228,000	6.
7. Credit derivatives:			
a. Notional amount of credit derivatives on which the reporting bank holding company or any of its consolidated subsidiaries is the guarantor	A534	227,503,000	7.a.
(1) Gross positive fair value	C219	2,374,000	7.a.(1)
(2) Gross negative fair value	C220	450,000	7.a.(2)
b. Notional amount of credit derivatives on which the reporting bank holding company or any of its consolidated subsidiaries is the beneficiary	A535	220,632,000	7.b.
(1) Gross positive fair value	C221	688,000	7.b.(1)
(2) Gross negative fair value	C222	2,472,000	7.b.(2)
8. Spot foreign exchange contracts	8765	191,760,000	8.

Schedule HC-L—Continued

	Dollar Amounts in Thousands		
	BHCK	Bil Mil Thou	
9. All other off-balance-sheet items (exclude derivatives)(include in item 9 the aggregate amount of all other off-balance sheet items that individually exceed 10% of Schedule HC, item 28, "Total equity capital") (itemize and describe in items 9.a through 9.g only amounts that exceed 25% of Schedule HC, item 28)	3430	59,518,000	9.
a. Securities borrowed	3432	59,518,000	9.a.
b. Commitments to purchase when-issued securities	3434	0	9.b.
c. Commitments to sell when-issued securities	3435	0	9.c.
d. TEXT 6561	6561	N/A	9.d.
e. TEXT 6562	6562	N/A	9.e.
f. TEXT 6568	6568	N/A	9.f.
g. TEXT 6586	6586	N/A	9.g.
10. Not applicable			

Schedule HC-L—Continued

Dollar Amounts in Thousands

Derivatives Position Indicators	(Column A) Interest Rate Contracts	(Column B) Foreign Exchange Contracts	(Column C) Equity Derivative Contracts	(Column D) Commodity and Other Contracts	
	Tril Bil Mil Thou	Tril Bil Mil Thou	Tril Bil Mil Thou	Tril Bil Mil Thou	
11. Gross amounts (e.g., notional amounts (for each column, sum of items 11.a through 11.e must equal the sum of items 12 and 13):					
a. Futures contracts	645,152,000	10,678,000	6,753,000	4,254,000	11.a.
	BHCK 8693	BHCK 8694	BHCK 8695	BHCK 8696	
b. Forward contracts	1,120,275,000	1,480,572,000	1,156,000	7,568,000	11.b.
	BHCK 8697	BHCK 8698	BHCK 8699	BHCK 8700	
c. Exchange-traded option contracts:					
(1) Written options	246,494,000	1,081,000	47,254,000	8,000	11.c.(1)
	BHCK 8701	BHCK 8702	BHCK 8703	BHCK 8704	
(2) Purchased options	214,990,000	1,290,000	47,713,000	122,000	11.c.(2)
	BHCK 8705	BHCK 8706	BHCK 8707	BHCK 8708	
d. Over-the-counter option contracts:					
(1) Written options	1,305,693,000	224,031,000	75,248,000	6,815,000	11.d.(1)
	BHCK 8709	BHCK 8710	BHCK 8711	BHCK 8712	
(2) Purchased options	1,197,742,000	218,505,000	60,340,000	8,709,000	11.d.(2)
	BHCK 8713	BHCK 8714	BHCK 8715	BHCK 8716	
e. Swaps	9,379,832,000	479,135,000	62,695,000	13,228,000	11.e.
	BHCK 3450	BHCK 3826	BHCK 8719	BHCK 8720	
12. Total gross amount of derivative contracts held for trading	13,853,109,000	2,342,513,000	299,963,000	40,704,000	12.
	BHCK A126	BHCK A127	BHCK 8723	BHCK 8724	
13. Total gross amount of derivative contracts held for purposes other than trading	257,069,000	72,779,000	1,196,000	0	13.
	BHCK 8725	BHCK 8726	BHCK 8727	BHCK 8728	

Schedule HC-L—Continued

Dollar Amounts in Thousands

	(Column A) Interest Rate Contracts	(Column B) Foreign Exchange Contracts	(Column C) Equity Derivative Contracts	(Column D) Commodity and Other Contracts	
	Tril Bil Mil Thou	Tril Bil Mil Thou	Tril Bil Mil Thou	Tril Bil Mil Thou	
14. Gross fair values of derivative contracts:					
a. Contracts held for trading:					
(1) Gross positive fair value	167,268,000	49,526,000	9,927,000	6,467,000	14.a.(1)
	BHCK 8733	BHCK 8734	BHCK 8735	BHCK 8736	
(2) Gross negative fair value	166,140,000	39,403,000	19,966,000	10,979,000	14.a.(2)
	BHCK 8737	BHCK 8738	BHCK 8739	BHCK 8740	
b. Contracts held for purposes other than trading:					
(1) Gross positive fair value	3,857,000	1,007,000	242,000	0	14.b.(1)
	BHCK 8741	BHCK 8742	BHCK 8743	BHCK 8744	
(2) Gross negative fair value	2,193,000	528,000	5,000	0	14.b.(2)
	BHCK 8745	BHCK 8746	BHCK 8747	BHCK 8748	

Schedule HC-M—Memoranda

Dollar Amounts in Thousands

Item	Number (Unrounded)	BHCK	Bil Mil Thou	
1. Total number of bank holding company common shares outstanding	3459 5,189,752,836			1.
2. Debt maturing in one year or less (included in Schedule HC, items 16 and 19) that is issued to unrelated third parties by bank subsidiaries		6555	30,500,000	2.
3. Debt maturing in more than one year (included in Schedule HC, items 16 and 19) that is issued to unrelated third parties by bank subsidiaries		6556	20,060,000	3.
4. Other assets acquired in satisfaction of debts previously contracted		6557	901,000	4.
5. Securities purchased under agreements to resell netted against securities sold under agreements to repurchase on Schedule HC		A288	82,831,000	5.
6. Investments in real estate (to be reported only by bank holding companies authorized by the Federal Reserve to have real estate investments)		3656	390,000	6.
7. Total assets of unconsolidated subsidiaries and associated companies		5376	64,488,000	7.
8. Has the bank holding company entered into a business combination during the calendar year that was accounted for by the purchase method of accounting? (Enter "1" for yes; enter "0" for no.)		BHCK C251	1	8.
9. Has the bank holding company restated its financial statements during the last quarter as a result of new or revised Statements of Financial Accounting Standards? (Enter "1" for yes; enter "0" for no.)		BHCK 6689	0	9.
10. Did your bank holding company reduce "Customers' liability on acceptances outstanding" by the amount of any participations (even immaterial amounts) in bankers acceptances? (Enter "1" for yes; enter "0" for no.)		BHCK 6019	0	10.
11. Have all changes in investments and activities been reported to the Federal Reserve on the Bank Holding Company Report of Changes in Organizational Structure (FR Y-10)? This item must be completed only by top-tier bank holding companies. Top-tier bank holding companies must not leave blank or enter "N/A." Lower-tier bank holding companies should report "N/A." The top-tier bank holding company must enter "1" for yes or for no changes to report; or enter "0" for no. If the answer to this question is no, complete the FR Y-10.		BHCK 6416	1	11.

TEXT 6428 M. Jo Malins — Name of bank holding company official verifying FR Y-10 reporting (Please type or print)

212-559-1770 — Area Code and Phone Number (TEXT 9009)

Item	Number (Unrounded)	BHCK	Bil Mil Thou	
12. Intangible assets other than goodwill:				
a. Mortgage servicing assets		3164	4,310,000	12.a.
(1) Estimated fair value of mortgage servicing assets	6438 4,310,000			12.a.(1)
b. Purchased credit card relationships and nonmortgage servicing assets		B026	4,963,000	12.b.
c. All other identifiable intangible assets		5507	6,919,000	12.c.
d. Total (sum of items 12.a, 12.b, and 12.c) (must equal Schedule HC, item 10.b)		bhct 0426	16,192,000	12.d.
13. Other real estate owned:		BHCK		
a. Real estate acquired in satisfaction of debts previously contracted		2744	475,000	13.a.
b. Other real estate owned		2745	395,000	13.b.
c. Total (sum or items 13.a and 13.b) (must equal Schedule HC, item 7)		bhct 2150	870,000	13.c.
14. Other borrowed money:		BHCK		
a. Commercial paper		2309	31,120,000	14.a.
b. Other borrowed money with a remaining maturity of one year or less		2332	62,260,000	14.b.
c. Other borrowed money with a remaining maturity of more than one year		2333	142,689,000	14.c.
d. Total (sum of items 14.a, 14.b, and 14.c) (must equal Schedule HC, item 16)		bhct 3190	236,069,000	14.d.

Schedule HC-M—Continued

Item	Code	Value	
15. Does the holding company sell private label or third party mutual funds and annuities? (Enter "1" for yes; enter "0" for no.)	BHCK B569	1	15.
	BHCK	Bil Mil Thou	
16. Assets under management in proprietary mutual funds and annuities	B570	221,113,000	16.

The following three questions (items 17 through 19) will be used to determine if the reporting bank holding company must complete the Consolidated Bank Holding Company Report of Equity Investments in Nonfinancial Companies (FR Y-12). In most cases, these questions are only applicable to the top-tier BHC. See the line item instructions for further details.

Item	Code	Value	
17. Do your aggregate nonfinancial equity investments (see instructions for definition) equal or exceed the lesser of $200 million (on an acquisition cost basis) or 5 percent of the BHC's consolidated Tier 1 capital as of the report date? (Enter "1" for yes; enter "0" for no.)	BHCK C159	1	17.

If the answer to item 17 is no, your organization does not need to complete the FR Y-12. Skip items 18 and 19.
If the answer to item 17 is yes, proceed to items 18 and 19 below.

Item	Code	Value	
18. Has the bank holding company made an effective election to become a financial holding company? (Enter "1" for yes; enter "0" for no.)	BHCK C160	1	18.
19. Does the bank holding company hold, directly or indirectly, an Edge corporation, agreement corporation, or Small business investment company (SBIC) subsidiary or hold equities under section 4(c)(6) or 4(c)(7) of the Bank Holding Company Act? (Enter "1" for yes; enter "0" for no.)	BHCK C161	1	19.

If the answer to either item 18 or item 19 is yes, your organization must complete the FR Y-12. If the answer is no to both items 18 and 19, your organization does not need to complete the FR Y-12.

Memoranda items 20 and 21 are to be completed only by top-tier bank holding companies who have made an effective election to become a financial holding company. See the line item instructions for further details.

Item	BHCK	Bil Mil Thou	
20. Balances of broker-dealer subsidiaries engaged in underwriting or dealing securities pursuant to Section 4(k)(4)(E) of the Bank Holding Company Act as amended by the Gramm-Leach-Bliley Act:			
a. Net assets	C252	275,738,000	20.a.
b. Balances due from related institutions:			
(1) Due from the bank holding company (parent company only), gross	4832	8,000	20.b.(1)
(2) Due from the subsidiary banks of the bank holding company, gross	4833	2,865,000	20.b.(2)
(3) Due from nonbank subsidiaries of the bank holding company, gross	4834	15,110,000	20.b.(3)
c. Balances due to related institutions:			
(1) Due to bank holding company (parent company only), gross	5041	2,000	20.c.(1)
(2) Due to subsidiary banks of the bank holding company, gross	5043	9,859,000	20.c.(2)
(3) Due to nonbank subsidiaries of the bank holding company, gross	5045	32,231,000	20.c.(3)
d. Intercompany liabilities reported in items 20.c.(1), 20.c.(2), and 20.c.(3) above **that qualify as liabilities subordinated to claims of general creditors**	5047	0	20.d.
21. Net assets of insurance underwriting subsidiaries	C253	95,545,000	21.

Memoranda item 22 is to be completed by bank holding companies with total assets of $30 billion or more.

22. Address (URL) for the reporting bank holding company's web page that displays risk disclosures, including those about credit and market risk.
(Example: www.examplebhc.com/riskdisclosures)
TEXT C497 http:// www.citigroup.com/citigroup/fin/data/ar032.pdf .... 22.

Schedule HC-N—Past Due and Nonaccrual Loans, Leases , and Other Assets

	(Column A) Past due 30 through 89 days and still accruing		(Column B) Past due 90 days or more and still accruing		(Column C) Nonaccrual		
	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
1. Loans secured by real estate:							
a. Construction, land development, and other land loans in domestic offices	2759	10,000	2769	0	3492	22,000	1.a.
b. Secured by farmland in domestic offices	3493	7,000	3494	0	3495	44,000	1.b.
c. Secured by 1-4 family residential properties domestic offices:							
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5398	35,000	5399	1,000	5400	13,000	1.c.(1)
(2) Closed-end loans secured by 1-4 family residential properties:							
(a) Secured by first liens	C236	2,293,000	C237	1,178,000	C229	1,119,000	1.c.(2).(a)
(b) Secured by junior liens	C238	162,000	C239	0	C230	157,000	1.c.(2).(b)
d. Secured by multifamily (5 or more) residential properties in domestic offices	3499	2,000	3500	0	3501	5,000	1.d.
e. Secured by nonfarm non-residential properties in domestic offices	3502	4,000	3503	5,000	3504	111,000	1.e.
f. In foreign offices	B572	601,000	B573	8,000	B574	925,000	1.f.
2. Loans to depository institutions and acceptances of other banks:							
a. U.S. banks and other U.S. depository institutions	5377	0	5378	0	5379	0	2.a.
b. Foreign banks	5380	0	5381	0	5382	20,000	2.b.
3. Loans to finance agricultural production and other loans to farmers	1594	1,000	1597	0	1583	12,000	3.
4. Commercial and industrial loans	1606	549,000	1607	120,000	1608	2,585,000	4.

Schedule HC-N—Continued

	(Column A) Past due 30 through 89 days and still accruing		(Column B) Past due 90 days or more and still accruing		(Column C) Nonaccrual		
	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
5. Loans to individuals for household, family, and other personal expenditures:							
a. Credit Cards	B575	1,973,000	B576	1,491,000	B577	187,000	5.a.
b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B578	2,019,000	B579	827,000	B580	2,132,000	5.b.
6. Loans to foreign governments and official institutions	5389	0	5390	0	5391	116,000	6.
7. All other loans	5459	27,000	5460	25,000	5461	68,000	7.
8. Lease financing receivables	1226	163,000	1227	1,000	1228	211,000	8.
9. Debt securities and other assets (exclude other real estate owned and other repossessed assets)	3505	0	3506	0	3507	29,000	9.
10. TOTAL (sum of items 1 through 9)	5524	7,846,000	5525	3,656,000	5526	7,756,000	10.

Amounts reported in Schedule HC-N, items 1 through 8, above include guaranteed and unguaranteed portions of past due and nonaccrual loans and
leases. Report in item 11 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
11. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government	5612	1,301,000	5613	1,874,000	5614	0	11.
a. Guaranteed portion of loans and leases included in item 11 above	5615	1,240,000	5616	1,727,000	5617	0	11.a.

Schedule HC-N—Continued

Memoranda	(Column A) Past due 30 through 89 days and still accruing		(Column B) Past due 90 days or more and still accruing		(Column C) Nonaccrual		
	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
1. Restructured loans and leases included in items 1 through 8 above (and not reported in Schedule HC-C, Memoranda item 1)	1658	4,000	1659	0	1661	23,000	M.1.
2. Loans to finance commercial real estate, construction, and land development activities (>not secured by real estate) included in Schedule HC-N, items 4 and 7 above	6558	0	6559	0	6560	0	M.2.
3. Loans and leases included in Schedule HC-N, items 1, 2, 4, 5, 6, 7, and 8 extended to non-U.S. addressees above	3508	1,960,000	1912	358,000	1913	4,757,000	M.3.
4. Not Applicable							
5. Loans and leases held-for-sale (included in Schedule HC-N, items 1 through 8 above)	C240	194,000	C241	176,000	C226	0	M.5.

Items 6 is to be reported only by bank holding companies with total consolidated assets of $1 billion or more, or with $2 billion or more in par/notional
amounts of off-balance-sheet derivative contracts (as reported in Schedule HC-L, items 11.a through 11.e).

	BHCK	Bil Mil Thou	BHCK	Bil Mil Thou	
6. Interest rate, foreign exchange rate, and commodity and equity contracts: Fair value of amounts carried as assets	3529	0	3530	0	M.6.

Items 7 and 8 are to be completed beginning December 31, 2003.

	BHCK	Bil Mil Thou	
7. Additions to nonaccrual assets	C410	2,826,000	M.7.
8. Nonaccrual assets sold during the quarter	C411	136,000	M.8.

Schedule HC-R—Regulatory Capital

This schedule is to be submitted on a consolidated basis only by the top-tier bank holding company when the total consolidated assets of the company are $150 million or more.

Dollar Amounts in Thousands

Item	Code	Bil Mil Thou	
Tier 1 capital	bhcx		
1. Total equity capital (from Schedule HC, item 28)	3210	103,366,000	1.
2. LESS: Net unrealized gains (losses) on available-for-sale securities (1) (if a gain, report as	BHCK		
a positive value; if a loss, report as a negative value)	8434	2,243,000	2.
3. LESS: Net unrealized loss on available-for-sale equity securities (1) (report loss as a positive value)	A221	0	3.
4. LESS: Accumulated net gains (losses) on cash flow hedges (1) (if a gain, report as			
a positive value; if a loss, report as a negative value)	4336	219,000	4.
5. LESS: Nonqualifying perpetual preferred stock	B588	0	5.
6.a. Qualifying minority interests in consolidated subsidiaries and similar items	B589	993,000	6.a.
6.b. Qualifying trust preferred securities	C502	6,241,000	6.b.
7. LESS: Disallowed goodwill and other disallowed intangible assets	B590	37,660,000	7.
8. Subtotal (sum of items 1 and 6.a. and 6.b., less items 2,3,4,5 and 7)	C227	70,478,000	8.
9.a. LESS: Disallowed servicing assets and purchased credit card relationships	B591	431,000	9.a.
9.b. LESS: Disallowed deferred tax assets	5610	0	9.b.
10. Other additions to (deductions from) Tier 1 capital	B592	(402,000)	10.
11. Tier 1 capital (sum of items 8 and 10, less items 9.a and 9.b)	8274	69,645,000	11.
Tier 2 Capital			
12. Qualifying subordinated debt and redeemable preferred stock	5306	15,211,000	12.
13. Cumulative perpetual preferred stock includible in Tier 2 capital	B593	0	13.
14. Allowance for loan and lease losses includible in Tier 2 capital	5310	10,536,000	14.
15. Unrealized gains on available-for-sale equity securities includible in Tier 2 capital	2221	275,000	15.
16. Other Tier 2 capital components	B594	(57,000)	16.
17. Tier 2 capital (sum of items 12 through 16)	5311	25,965,000	17.
18. Allowable Tier 2 capital (lesser of item 11 or 17)	8275	25,965,000	18.
19. Tier 3 Capital allocated for market risk	1395	0	19.
20. LESS: Deductions for total risk-based capital	B595	0	20.
21. Total risk-based capital (sum of items 11, 18, and 19, less item 20)	3792	95,610,000	21.
Total Assets for leverage ratio	bhct		
22. Average total assets (from Schedule HC-K, item 5)	3368	1,431,382,000	22.
23. LESS: Disallowed goodwill and other disallowed intangible assets (from item 7 above)	B590	37,660,000	23.
24. LESS: Disallowed servicing assets and purchased credit card relationships (from item 9.a above)	B591	431,000	24.
25. LESS: Disallowed deferred tax assets (from item 9.b above)	5610	0	25.
	BHCK		
26. LESS: Other deductions from assets for leverage capital purposes	B596	4,421,000	26.
27. Average total assets for leverage capital purposes (item 22 less items 23 through 26)	A224	1,388,870,000	27.
28.-30. Not applicable			

Capital ratios	BHCK	Percentage	
31. Tier 1 leverage ratio (item 11 divided by item 27)	7204	5.01 %	31.
32. Tier 1 risk-based capital ratio (item 11 divided by item 62)	7206	8.37 %	32.
33. Total risk-based capital ratio (item 21 divided by item 62)	7205	11.49 %	33.

(1) Report amount included in Schedule HC, item 26.b, "Accumulated other comprehensive income."

Schedule HC-R—Continued

Bank holding companies are not required to risk-weight each on-balance sheet asset and the credit equivalent amount of each off-balance sheet item that qualifies for a risk weight of less than 100 percent
(50 percent for derivatives) at its lower risk weight. When completing items 34 through 54 of Schedule HC-R, each bank holding company should decide for itself how detailed a risk-weighted analysis it
wishes to perform. In other words, a bank holding company can choose from among its assets and off-balance sheet items that have a risk weight of less than 100 percent which ones to risk-weight at an
appropriate lower risk weight, or it can simply risk-weight some or all of these items at a 100 percent risk weight (50 percent for derivatives).

C000

Dollar Amounts in Thousands	(Column A) Totals (*from Schedule HC*)	(Column B) Items Not Subject to Risk-Weighting	(Column C) Allocation by Risk Weight Category 0%	(Column D) 20%	(Column E) 50%	(Column F) 100%	
	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	
Balance Sheet Asset Categories		BHCE	BHC0	BHC2	BHC5	BHC9	
34. Cash and due from depository institutions (Column A equals the sum of Schedule HC, items 1.a, 1.b.(1) and 1.b.(2))	BHCK 0010 48,890,000		19,436,000	27,250,000		2,204,000	34.
35. Held-to-maturity securities	BHCX 1754 94,000	0	0	0	0	94,000	35.
36. Available-for-sale securities	BHCX 1773 195,666,000	5,776,000	75,589,000	55,881,000	6,784,000	51,636,000	36.
37. Federal funds sold and securities purchased under agreements to resell	BHCK C225 208,159,000		142,364,000	47,676,000		18,119,000	37.
38. Loans and leases held for sale	BHCT 5369 16,288,000	0	0	4,302,000	4,474,000	7,512,000	38.
39. Loans and leases, net of unearned income	BHCT B528 539,916,000	382,000	11,562,000	36,000,000	126,272,000	365,700,000	39.
40. LESS: Allowance for loan and lease losses	BHCX 3123 12,034,000	12,034,000					40.
41. Trading assets	BHCX 3545 264,227,000	264,227,000	0	0	0	0	41.
42. All other assets (1)	BHCK B639 175,348,000	41,243,000	32,208,000	12,627,000	1,622,000	87,648,000	42.
43. Total assets (sum of items 34 through 42)	BHCT 2170 1,436,554,000	299,594,000	281,159,000	183,736,000	139,152,000	532,913,000	43.

1. Includes premises and fixed assets, other real estate owned, investments in unconsolidated subsidiaries and associated companies, customers' liability on acceptances outstanding, intangible assets, and other assets.

Schedule HC-R—Continued

Dollar Amounts in Thousands	(Column A) Face Value or Notional Amount	Credit Conversion Factor	(Column B) Credit Equivalent Amount (1)	(Column C) Allocation by Risk Weight Category 0%	(Column D) 20%	(Column E) 50%	(Column F) 100%	
	Bil Mil Thou		Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	
Derivatives and Off-Balance Sheet Items	BHCK B546		BHCE	BHC0	BHC2	BHC5	BHC9	
44. Financial standby letters of credit	37,118,000	1.00 or 12.5[2]	37,118,000	11,340,000	3,289,000	242,000	22,247,000	44.
45. Performance standby letters of credit	bhct 6570 8,440,000	.50	4,220,000	331,000	377,000	668,000	2,844,000	45.
46. Commercial and similar letters of credit	bhct 3411 5,781,000	.20	1,156,200	45,200	136,000	0	975,000	46.
47. Risk participations in bankers acceptances acquired by the reporting institution	BHCK 3429 0	1.00	0	0	0		0	47.
48. Securities lent	bhct 3433 54,228,000	1.00	54,228,000	54,129,000	99,000	0	0	48.
49. Retained recourse on small business obligations sold with recourse	BHCK A250 0	1.00	0	0	0	0	0	49.
50. Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a dollar-for-dollar capital requirement (3)	BHCK B541 2,271,000	8.70	19,766,000				19,766,000	50.
51. All other financial assets sold with recourse	BHCK B675 882,000	1.00	882,000	0	0	878,000	4,000	51.
52. All other off-balance sheet liabilities	BHCK B681 1,368,000	1.00	1,368,000	9,000	12,000	9,000	1,338,000	52.
53. Unused commitments with an original maturity exceeding one year	BHCK 6572 127,130,000	.50	63,565,000	2,937,000	3,754,000	1,568,000	55,306,000	53.
54. Derivative contracts			BHCE A167 139,158,000	10,963,000	68,284,000	59,911,000		54.

(1) Column A multiplied by credit conversion factor.
(2) For financial standby letters of credit to which the low-level exposure rule applies, use a credit conversion factor of 12.5 or an institution specific factor. For other financial standby letters of credit, use a credit conversion factor or 1.00. See instructions for further information.
(3) Or institution-specific factor.

Schedule HC-R—Continued

Dollar Amounts in Thousands	(Column C)	(Column D)	(Column E)	(Column F)	
	Allocation by Risk Weight Category				
	0%	20%	50%	100%	
	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	
Totals					
55. Total assets, derivatives, and off-balance sheet items by risk weight category (for each column, sum of items 43 through 54)	BHCK B696 360,913,200	BHCK B697 259,687,000	BHCK B698 202,428,000	BHCK B699 635,393,000	55.
56. Risk weight factor	x 0%	x 20%	x 50%	x 100%	56.
57. Risk-weighted assets by risk weight category (for each column, item 55 multiplied by item 56)	BHCK B700 0	BHCK B701 51,937,400	BHCK B702 101,214,000	BHCK B703 635,393,000	57.
58. Market risk equivalent assets				BHCK 1651 45,726,000	58.
59. Risk-weighted assets before deductions for excess allowance for loan and lease losses and allocated transfer risk reserve (sum of item 57, columns C through F, and item 58)				BHCK B704 834,270,400	59.
60. LESS: Excess allowance for loan and lease losses				BHCK A222 1,999,000	60.
61. LESS: Allocated transfer risk reserve				BHCK 3128 99,000	61.
62. Total risk-weighted assets (item 59 minus items 60 and 61)				BHCK A223 832,172,400	62.

Schedule HC-R—Continued

Memoranda — Dollar Amounts in Thousands	BHCK	Bil Mil Thou	
1. Current credit exposure across all derivative contracts covered by the risk-based capital standards	8764	59,650,000	M.1.

With a remaining maturity of	(Column A) One year or less BHCK	Tril Bil Mil Thou	(Column B) Over one year through five years BHCK	Tril Bil Mil Thou	(Column C) Over five years BHCK	Tril Bil Mil Thou	
2. Notional principal amounts of derivative contracts: (1)							
a. Interest rate contracts	3809	4,365,457,000	8766	4,305,758,000	8767	2,681,209,000	M.2.a.
b. Foreign exchange contracts	3812	1,610,870,000	8769	313,996,000	8770	164,752,000	M.2.b.
c. Gold contracts	8771	4,372,000	8772	5,198,000	8773	345,000	M.2.c.
d. Other precious metals contracts	8774	756,000	8775	68,000	8776	5,000	M.2.d.
e. Other commodity contracts	8777	17,067,000	8778	31,237,000	8779	3,615,000	M.2.e.
f. Equity derivative contracts	A000	67,383,000	A001	284,859,000	A002	45,379,000	M.2.f.

	BHCK	Bil Mil Thou	
3. Preferred stock (including related surplus) eligible for inclusion in Tier 1 capital:			
a. Noncumulative perpetual preferred stock (included and reported in "Total equity capital," on Schedule HC)	5479	0	3.a.
b. Cumulative perpetual preferred stock (included and reported in "Total equity capital," on Schedule HC)	5990	1,125,000	3.b.
c. Other noncumulative preferred stock eligible for inclusion in Tier 1 capital (e.g., REIT preferred securities)(included in Schedule HC, item 22)	C498	0	3.c.
d. Other cumulative preferred stock eligible for inclusion in Tier 1 capital (e.g., trust preferred securities)(included in Schedule HC, item 20 or 22)	A507	6,241,000	3.d.
4. Offsetting debit to the liability (i.e., the contra account) for Employee Stock Ownership Plan (ESOP) debt guaranteed by the reporting bank holding company (included in Schedule HC, item 27)	2771	0	4.
5. Treasury stock (including offsetting debit to the liability for ESOP debt) (included in Schedule HC, item 27):			
a. In the form of perpetual preferred stock	5483	0	5.a.
b. In the form of common stock	5484	10,814,000	5.b.

(1) *Excluding foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.*

Schedule HC-S—Servicing, Securitization, and Asset Sale Activities

C000

Dollar Amounts in Thousands	(Column A) 1-4 Family Residential Loans Bil Mil Thou	(Column B) Home Equity Lines Bil Mil Thou	(Column C) Credit Card Receivables Bil Mil Thou	(Column D) Auto Loans Bil Mil Thou	(Column E) Other Consumer Loans Bil Mil Thou	(Column F) Commercial and Industrial Loans Bil Mil Thou	(Column G) All Other Loans and Leases Bil Mil Thou	
Securitization Activities								
1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller-provided credit enhancements	BHCK B705 255,618,000	BHCK B706 892,000	BHCK B707 78,228,000	BHCK B708 311,000	BHCK B709 400,000	BHCK B710 1,471,000	BHCK B711 2,689,000	1.
2. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to structures reported in item 1 in the form of:								
a. Credit enhancing interest-only strips (included in HC-B, HC-D, or HC-F)	BHCK B712 12,000	BHCK B713 5,000	BHCK B714 891,000	BHCK B715 79,000	BHCK B716 31,000	BHCK B717 0	BHCK B718 0	2.a.
b. Subordinated securities, and other residual interests	BHCK C393 17,000	BHCK C394 25,000	BHCK C395 2,606,000	BHCK C396 3,000	BHCK C397 1,000	BHCK C398 20,000	BHCK C399 160,000	2.b.
c. Standby letters of credit and other enhancements	BHCK C400 673,000	BHCK C401 0	BHCK C402 0	BHCK C403 189,000	BHCK C404 0	BHCK C405 29,000	BHCK C406 0	2.c.
3. Reporting institution's unused commitments to provide liquidity to structures reported in item 1	BHCK B726 4,000	BHCK B727 1,000	BHCK B728 0	BHCK B729 0	BHCK B730 0	BHCK B731 0	BHCK B732 0	3.
4. Past due loan amounts included in item 1:								
a. 30-89 days past due	BHCK B733 7,732,000	BHCK B734 7,000	BHCK B735 1,582,000	BHCK B736 24,000	BHCK B737 10,000	BHCK B738 78,000	BHCK B739 0	4.a
b. 90 days or more past due	BHCK B740 2,904,000	BHCK B741 1,000	BHCK B742 1,142,000	BHCK B743 5,000	BHCK B744 8,000	BHCK B745 16,000	BHCK B746 0	4.b.
5. Charge-offs and recoveries on assets sold and securitized with servicing retained or with recourse or other seller-provided credit enhancements (calendar year-to-date)								
a. Charge-offs	BHCK B747 21,000	BHCK B748 0	BHCK B749 3,980,000	BHCK B750 26,000	BHCK B751 0	BHCK B752 0	BHCK B753 0	5.a.
b. Recoveries	BHCK B754 2,000	BHCK B755 0	BHCK B756 289,000	BHCK B757 0	BHCK B758 0	BHCK B759 0	BHCK B760 0	5.b.

Schedule HC-S—Continued

Dollar Amounts in Thousands	(Column A) 1-4 Family Residential Loans	(Column B) Home Equity Lines	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial and Industrial Loans	(Column G) All Other Loans and Leases	
	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	Bil Mil Thou	
6. Amount of ownership (or seller's) interests carried as:								
a. Securities (included in HC-B)...		BHCK B761 0	BHCK B762 0			BHCK B763 0		6.a.
b. Loans (included in HC-C).........		BHCK B500 179,000	BHCK B501 10,849,000			BHCK B502 0		6.b.
7. Past due loan amounts included in interests reported in item 6.a:								
a. 30-89 days past due................		BHCK B764 0	BHCK B765 0			BHCK B766 0		7.a.
b. 90 days or more past due.........		BHCK B767 0	BHCK B768 0			BHCK B769 0		7.b.
8. Charge-offs and recoveries on loan amounts included in interests reported in item 6.a (calendar year-to-date)								
a. Charge-offs............................		BHCK B770 0	BHCK B771 0			BHCK B772 0		8.a.
b. Recoveries..............................		BHCK B773 0	BHCK B774 0			BHCK B775 0		8.b.
For Securitization Facilities Sponsored By or Otherwise Established By Other Institutions								
9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting institution to other institutions' securitization structures in the form of standby letters of credit, purchased subordinated securities, and other enhancements......	BHCK B776 0	BHCK B777 0	BHCK B778 0	BHCK B779 0	BHCK B780 0	BHCK B781 0	BHCK B782 0	9.
10. Reporting institution's unused commitments to provide liquidity to other institution's securitization structures....	BHCK B783 0	BHCK B784 0	BHCK B785 0	BHCK B786 0	BHCK B787 0	BHCK B788 0	BHCK B789 0	10.
Asset Sales								
11. Assets sold with recourse or other seller-provided credit enhancements and not securitized.....................	BHCK B790 834,000	BHCK B791 0	BHCK B792 272,000	BHCK B793 0	BHCK B794 0	BHCK B795 0	BHCK B796 261,000	11.
12. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to assets reported in item 11	BHCK B797 802,000	BHCK B798 0	BHCK B799 2,000	BHCK B800 0	BHCK B801 0	BHCK B802 0	BHCK B803 261,000	12.

Schedule HC-S—Continued

Memoranda — Dollar Amounts in Thousands	BHCK	Bil Mil Thou	
1. Small business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act of 1994:			
a. Outstanding principal balance	A249	0	M.1.a.
	bhct		
b. Amount of retained recourse or other seller-provided credit enhancements on these obligations as of the report date	A250	0	M.1.b.
2. Outstanding principal balance of assets serviced for others:	BHCK		
a. 1-4 family residential mortgages serviced with recourse or other servicer-provided credit enhancements	B804	1,749,000	M.2.a.
b. 1-4 family residential mortgages serviced with no recourse or other servicer-provided credit enhancements	B805	276,487,000	M.2.b.
c. Other financial assets (1)	A591	83,927,000	M.2.c.
3. Asset-backed commercial paper conduits:			
a. Maximum amount of credit exposure arising from credit enhancements provided to conduit structures in the form of standby letters of credit, subordinated securities, and other enhancements:			
(1) Conduits sponsored by the bank, a bank affiliate, or the bank holding company	B806	1,139,000	M.3.a.(1)
(2) Conduits sponsored by other unrelated institutions	B807	3,000	M.3.a.(2)
b. Unused commitments to provide liquidity to conduit structures:			
(1) Conduits sponsored by the bank, a bank affiliate, or the bank holding company	B808	32,112,000	M.3.b.(1)
(2) Conduits sponsored by other unrelated institutions	B809	1,456,000	M.3.b.(2)
4. Outstanding credit card fees and finance charges (included in Schedule HC-S, item 1, column C)(2)	C407	635,000	M.4.

1. Memorandum item 2.c is to be completed if the principal balance of other financial assets serviced for others is more than $10 million.
2. Memorandum item 4 is to be completed by (1) bank holding companies that, together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500
million as of the report date or (2) bank holding companies that on a consolidated basis are credit card specialty holding companies (as defined in the instructions).

Notes to the Balance Sheet—Predecessor Financial Items

For bank holding companies involved in a business combination(s) during the quarter, provide on the lines below quarterly average information for any acquired company(ies) with aggregated assets of $10 billion or more or 5 percent of the reporting bank holding company's total
consolidated assets as of the previous quarter-end, whichever is less.

Dollar Amounts in Thousands

	BHBC	Bil	Mil	Thou	
1. Average loans and leases (net of unearned income)	3516			N/A	1.
2. Average earning assets	3402			N/A	2.
3. Average total consolidated assets	3368			N/A	3.
4. Average equity capital	3519			N/A	4.

Notes to the Balance Sheet—Other

Enter in the lines provided below any additional information on specific line items on the balance sheet or its supporting schedules that the bank holding
company wishes to explain, that has been separately disclosed in the bank holding company's quarterly reports to its shareholders, in its press releases,
or on its quarterly reports to the Securities and Exchange Commission (SEC). Also include any transactions which previously would have appeared as
footnotes to Schedules HC through HC-S.

Each additional piece of information disclosed should include the appropriate reference to schedule and item number, as well as a description of the
additional information and the dollar amount (in thousands of dollars) associated with that disclosure.

Example

A bank holding company has guaranteed a new loan for its leveraged Employee Stock Ownership Plan (ESOP) for $750 thousand and that amount has
increased the bank holding company's long-term unsecured debt by a material amount. The bank holding company has disclosed that change to its
stockholders and to the SEC. Enter on the line item below the following information:

TEXT		BHCK	Bil	Mil	Thou
0000	Sch. HC, item 16, New loan to holding company's ESOP guaranteed				
	by bank holding company				
		0000			750

Notes to the Balance Sheet—Other

TEXT		Dollar Amount in Thousands (BHCK)	Bil	Mil	Thou	
1. 5356		5356			N/A	1.
2. 5357		5357			N/A	2.
3. 5358		5358			N/A	3.
4. 5359		5359			N/A	4.
5. 5360		5360			N/A	5.
6. B027		B027			N/A	6.
7. B028		B028			N/A	7.
8. B029		B029			N/A	8.
9. B030		B030			N/A	9.
10. B031		B031			N/A	10.

Notes to the Balance Sheet—Other, Continued

	TEXT		Dollar Amounts in Thousands BHCK	Bil Mil Thou	
11.	B032		B032	N/A	11.
12.	B033		B033	N/A	12.
13.	B034		B034	N/A	13.
14.	B035		B035	N/A	14.
15.	B036		B036	N/A	15.
16.	B037		B037	N/A	16.
17.	B038		B038	N/A	17.
18.	B039		B039	N/A	18.
19.	B040		B040	N/A	19.
20.	B041		B041	N/A	20.

Remarks

Enter in the lines provided below any additional remarks you may have.

TEXT4769

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

February 3, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the School Sisters of Notre Dame Cooperative Investment Fund, Camilla Madden Charitable Trust, Adrian Dominican Sisters, Sisters of St. Dominic of Caldwell, New Jersey, Maryknoll Sisters, Sisters of Charity of St. Elizabeth of New Jersey, Missionary Oblates of Mary Immaculate, Wisdom Charitable Trust, The United Methodist Church, Dominican Sisters of Sparkill, NY, Sisters of St. Joseph of Carondelet, Albany Province (the "Proponents")

Dear Sir or Madam:

Citigroup Inc. (the "Company") hereby formally withdraws its December 23, 2004 no-action request to the Office of the Chief Counsel with respect to the shareholder proposal and statements in support thereof (the "Proposal") received from the Proponents requesting the Company's Board of Directors to disclose additional information on the Company's use of derivate instruments.

The Proponents have determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2005 annual meeting of shareholders. A copy of the correspondence evidencing withdrawal of the Proposal is attached to this letter.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and faxing back to me at 212 793 7600. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosures

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

Sister Patricia Pelletier
Wisdom Charitable Trust

Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

Sister Barbara Aires
Sisters of Charity

Sister Patricia Daly
Sisters of St. Dominic

Ms. Cathy Rowan
Maryknoll Sisters

Ms. Vidette Bullock Mixon
The United Methodist Church

Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

____________________ Sister Patricia Pelletier Wisdom Charitable Trust	____________________ Reverend Seamus Finn Missionary Oblates of Mary Immaculate
Sister Barbara Aires Sister Barbara Aires Sisters of Charity of Saint Elizabeth	____________________ Sister Patricia Daly Sisters of St. Dominic
____________________ Ms. Cathy Rowan Maryknoll Sisters	____________________ Ms. Vidette Bullock Mixon The United Methodist Church
____________________ Sr. Margaret Sweeney Dominican Sisters of Sparkill, NY	____________________ Sister Susan Jordan School Sisters of Notre Dame Cooperative Investment Fund
____________________ Sister Annette Sinagra Camilla Madden Charitable Trust and Adrian Dominican Sisters	____________________ Sisters of St. Joseph of Carondelet Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.



Sister Patricia Pelletier
Wisdom Charitable Trust

Reverend Seamus Finn
Missionary Oblates of Mary Immaculate



Sister Barbara Aires
Sisters of Charity

Sister Patricia Daly
Sisters of St. Dominic

Ms. Cathy Rowan
Maryknoll Sisters

Ms. Vidette Bullock Mixon
The United Methodist Church

Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

____
Sister Patricia Pelletier
Wisdom Charitable Trust

____
Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

____
Sister Barbara Aires
Sisters of Charity

____
Sister Patricia Daly
Sisters of St. Dominic


Ms. Cathy Rowan
Maryknoll Sisters

____
Ms. Vidette Bullock Mixon
The United Methodist Church

____
Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

____
Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

____
Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

____
Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

Sister Patricia Pelletier
Wisdom Charitable Trust

Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

Sister Barbara Aires
Sisters of Charity

Sister Patricia Daly
Sisters of St. Dominic

Ms. Cathy Rowan
Maryknoll Sisters



Ms. Vidette Bullock Mixon
General Board of Pension and Health Benefits

Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

Sister Patricia Pelletier
Wisdom Charitable Trust

Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

Sister Barbara Aires
Sisters of Charity

Sister Patricia Daly
Sisters of St. Dominic

Ms. Cathy Rowan
Maryknoll Sisters

Ms. Vidette Bullock Mixon
The United Methodist Church



Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

____
Sister Patricia Pelletier
Wisdom Charitable Trust

____
Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

____
Sister Barbara Aires
Sisters of Charity

____
Sister Patricia Daly
Sisters of St. Dominic

____
Ms. Cathy Rowan
Maryknoll Sisters

____
Ms. Vidette Bullock Mixon
The United Methodist Church

____
Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

Sister Susan Jordan, SSND
Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

____
Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

____
Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.

____
Sister Patricia Pelletier
Wisdom Charitable Trust

____
Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

____
Sister Barbara Aires
Sisters of Charity

____
Sister Patricia Daly
Sisters of St. Dominic

____
Ms. Cathy Rowan
Maryknoll Sisters

____
Ms. Vidette Bullock Mixon
The United Methodist Church

____
Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

____
Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund


Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters

____
Sisters of St. Joseph of Carondelet
Albany Province

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In consideration for the satisfactory explanation by Citigroup Inc. ("Company") of the issues raised in our stockholder proposal requesting additional disclosure on the Company's use of derivative instruments submitted to the Company for the 2005 Annual Meeting and for the Company's on-going commitment to discuss issues of importance, the stockholder proponents listed below ("Proponents") do hereby withdraw the Proposal.



Sister Patricia Pelletier
Wisdom Charitable Trust

Reverend Seamus Finn
Missionary Oblates of Mary Immaculate

Sister Barbara Aires
Sisters of Charity

Sister Patricia Daly
Sisters of St. Dominic

Ms. Cathy Rowan
Maryknoll Sisters

Ms. Vidette Bullock Mixon
The United Methodist Church

Sr. Margaret Sweeney
Dominican Sisters of Sparkill, NY

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund

Sister Annette Sinagra
Camilla Madden Charitable
Trust and Adrian Dominican Sisters



Sisters of St. Joseph of Carondelet
Albany Province